As filed with the Securities and Exchange Commission on January 14, 2008
Registration No.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TEMECULA VALLEY BANCORP INC.	TEMECULA VALLEY STATUTORY TRUST VI
(Exact Name of Co-Registrants as Specified in Charters)

California	Delaware
(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)
46-0476193	51-6596291
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)
27710 Jefferson Avenue, Suite A100
Temecula, California 92590
(951) 694-9940
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Co-Registrants’ Principal Executive Offices)

Donald A. Pitcher
Chief Financial Officer
Temecula Valley Bancorp Inc.
27710 Jefferson Avenue, Suite A100
Temecula, California 92590
(951) 694-9940
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service for Co-Registrants)

Copies to:

Stephanie E. Allen, Esq. McAndrews, Allen & Matson 1100 South Coast Highway, Suite 308 Laguna Beach, California 92651 (949) 497-0290	Kurt L. Kicklighter, Esq. Luce, Forward, Hamilton & Scripps LLP 600 West Broadway, Suite 2600 San Diego, California 92101 (619) 699-2526

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☒ 333-147877

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐
CALCULATION OF REGISTRATION FEE

Title of each Class of		Proposed Maximum	Proposed Maximum
Securities to be	Amount to be	Offering Price per	Aggregate Offering	Amount of
Registered	Registered(1)	Unit	Price	Registration Fee(2)
9.45% Trust Preferred Securities of Temecula Valley Statutory Trust VI	2,213,750 securities	$10.00	$22,137,500	$870
9.45% Subordinated notes of Temecula Valley Bancorp (2)(3)(4)	—	—	—	—
Guarantee of Trust Preferred Securities(2)(3)(5)	—	—	—	—

(1)	Includes 288,750 shares which may be sold by Temecula Valley Statutory Trust VI to cover over-allotments.

(2)	The registration fee is calculated in accordance with Rule 457(i) and (n).

(3)	This Registration Statement is deemed to cover the 9.45% subordinated notes due 2038 of Temecula Valley Bancorp Inc., the rights of holders of the notes under the indenture, and the rights of holders of the trust preferred securities under the trust agreement and the guarantee.

(4)	The 9.45% subordinated notes due 2038 will be purchased by Temecula Valley Statutory Trust VI with the proceeds of the sale of the trust preferred securities. The notes may later be distributed for no additional consideration to the holders of the trust preferred securities of Temecula Valley Statutory Trust VI upon its dissolution and the distribution of its assets.

(5)	No separate consideration will be received for the guarantee.

1,925,000 Trust Preferred Securities
Temecula Valley Statutory Trust VI

9.45% Trust Preferred Securities
Liquidation Amount $10 per Preferred Security

Fully, irrevocably and unconditionally guaranteed,
on a subordinated basis, as described in this prospectus, by

Temecula Valley Statutory Trust VI is offering 1,925,000 trust preferred securities at $10 per trust preferred security. The trust preferred securities represent an indirect interest in our 9.45% subordinated notes. The notes have the same payment terms as the trust preferred securities and will be purchased from Temecula Valley Bancorp by Temecula Valley Statutory Trust VI using the proceeds from its offering of the trust preferred securities.

We expect that the trust preferred securities will be quoted and traded on the Nasdaq Global Market under the symbol “TMPR” within 30 days following the initial issuance.

Investing in the trust preferred securities involves risks. See “Risk Factors” beginning on page 12.

The trust preferred securities are not savings accounts, deposits or obligations of any bank and are not insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Preferred
	Security	Total

Public Offering Price	$10.00	$19,250,000
Proceeds to Temecula Valley Statutory Trust VI	$10.00 (1)	$19,250,000	(1)

(1)	This amount does not reflect underwriting commissions of $0.375 per trust preferred security, or a total of $721,875 for arranging the investment in the trust preferred securities.

This is a firm commitment underwriting. The underwriters have been granted a 30-day option to purchase up to an additional 288,750 trust preferred securities to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Howe Barnes Hoefer & Arnett	Wunderlich Securities, Inc.

January 14, 2008

ii

•	You should only rely on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

•	We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

•	You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

•	This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the trust preferred securities to which it relates.

iii

SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus in addition to our financial statements and the other information that are incorporated by reference in this prospectus. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional preferred securities to cover over-allotments.

Temecula Valley Bancorp

We formed Temecula Valley Bancorp in 2002 to serve as the holding company for Temecula Valley Bank, which commenced operations in December 1996. Through the bank, we operate three core business lines: community banking, construction lending and Small Business Administration (“SBA”) lending. Our community banking franchise operates through eleven full-service banking offices in Southern California. Our construction lending business conducts operations through our branch network and from loan production offices (“LPOs”) in Southern and Northern California. Our third core business line, SBA lending, currently operates via a network of LPOs in six states.

In addition to the bank, we have four other subsidiaries, Temecula Valley Statutory Trust II, Temecula Valley Statutory Trust III, Temecula Valley Statutory Trust IV and Temecula Valley Statutory Trust V. Each of these statutory trusts are special purpose entities created to issue trust preferred securities and purchase subordinated notes from Temecula Valley Bancorp, which notes will rank equally with the subordinated notes backing the trust preferred securities which are being offered by this prospectus. The aggregate outstanding principal amount of our subordinated notes is $34.0 million as of September 30, 2007.

Our principal executive offices are located at 27710 Jefferson Avenue, Suite A100, Temecula, California 92590, telephone number: (951) 694-9940.

Temecula Valley Bank

Temecula Valley Bank was organized in 1996 and commenced operations on December 16, 1996 as a national banking association. Our bank converted from a national charter to a state charter on June 29, 2005 to take advantage of higher legal lending limits and reduced examination fees. The deposits of our bank are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to the applicable limits.

Since we opened the bank in 1996, we have experienced substantial annual growth in assets and income. Our growth accelerated from 1996 through late 2006, with growth moderating since that time. We plan to continue to expand through the acquisition of experienced bankers in markets where we believe we can profitably open new branches and/or LPOs. We currently have eleven full service branch offices in California.

Each of our LPOs is dedicated to, and located in an area critical to, one or more of our core businesses. Our California LPOs in Encinitas, Fallbrook, Ontario and Temecula generate both construction and commercial mortgage loans. LPOs in Corona and San Rafael, California, run by our Real Estate Industries Group, focus on construction lending. LPOs in the following states are dedicated solely to SBA and SBA related lending: Arizona, California, Florida, Nevada, Oregon and Texas.

We continue to focus on growth in our commercial and industrial lending business as well as the SBA products through the hiring of bankers experienced in offering these products. We also offer various additional loan products that are not included in our core businesses in order to provide full service to our lending and deposit customers. These products include consumer installment (primarily automobile loans) and home equity lines of credit.

Funding for our core businesses is provided by our deposits and by sales of loans, the majority of which have been SBA and other real estate loans. Sales of SBA and other real estate loans are made at market rates and have been a stable source of funds for us.

In order to provide full and personal community banking services to our customers, we offer a broad range of banking services, including personal and business checking accounts and various types of interest-bearing deposit accounts, including interest-bearing checking, money market, savings, IRA, SEP and time certificates of deposits. We also offer safe deposit boxes, night depository facilities, merchant credit card services, notary services, travelers checks, note collection, wire transfer services, cashiers checks, drive up facilities at some locations, 24 hour ATM banking services, telephone banking, internet banking, remote capture, direct deposit, and automatic transfers between accounts. Our bank is a member of the regional ATM network and offers nationwide ATM access.

Financial Summary

Our profitability goals have been realized historically by increases in net interest income and non-interest income as well as expense controls during several consecutive years of significant internal expansion. This produced record earnings for 2006 of $16.9 million, compared to $14.0 million in 2005, and $10.6 million in 2004. Return on average equity was 23.89% for 2006, compared to 27.71% for 2005, and 28.94% in 2004. Return on average total assets was 1.64% for 2006, compared to 1.91% for 2005, and 2.00% for 2004.

As of September 30, 2007, we had total assets, loans, deposits and shareholders’ equity of $1.3 billion, $1.2 billion, $1.2 billion and $104.9 million, respectively. These balances reflect increases of 14.07%, 13.47%, 13.18% and 43.84% for total assets, loans, deposits and shareholders’ equity, respectively, from September 30, 2006.

	As of and for
	the Nine Months Ended
	September 30,		As of and for the Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands except per share data)

Net income	$12,025	$12,528	$16,920	$13,953	$10,578	$7,854	$4,191
Earnings per share (diluted)	$1.10	$1.30	$1.73	$1.46	$1.13	$0.89	$0.50
Total assets	$1,304,878	$1,143,971	$1,238,189	$869,998	$606,828	$431,212	$310,506
Total loans*	$1,204,474	$1,061,515	$1,142,693	$753,246	$530,196	$360,749	$271,426
Total deposits	$1,151,552	$1,017,455	$1,081,501	$742,432	$534,767	$383,487	$269,321
Total stockholders’ equity	$104,944	$72,960	$103,263	$58,181	$42,903	$29,683	$19,616
Return on average assets	1.24%	1.72%	1.64%	1.91%	2.00%	2.04%	1.69%
Return on average equity	15.03%	25.85%	23.89%	27.71%	28.94%	31.84%	24.34%
Allowance for loan losses to loans*	1.10%	1.10%	1.10%	1.20%	1.20%	1.00%	1.11%

*	Includes loans held-for-sale

Business Strategy

We are striving to build a leading Southern California regional community banking franchise designed to maximize long-term returns for our shareholders by seeking to grow assets, while maintaining strong earnings. In order to achieve these goals, we intend to pursue a strategy that takes advantage of and enhances our three core business lines: community banking, construction lending and SBA lending. Specifically, our strategy relies upon our continuing ability to:

Attract Talented & Experienced Management.  We have created an entrepreneurial culture with performance-based compensation that attracts highly skilled bankers. Rather than following a traditional banking model of opening branches in a market followed by staffing, we expand into new markets upon hiring experienced bankers with histories of successful business production and/or customer relationship management in the market.

Expand our Community Banking Model.  We have built and are expanding teams to provide a one-on-one total banking relationship to our customers. By providing superior service and a wide range of loan and deposit products to our customers, we can expand our business with existing customers and build a reputation that will attract additional customers. For example, we have built a cash management team devoted exclusively to the development and implementation of state of the art products designed to generate a higher level of core deposits from existing customers and serve new deposit customers within our markets.

Maintain Strength in Construction Lending.  Our Real Estate Industries Group (“REIG”) specializes in residential, commercial and industrial construction loans to experienced mid-sized builders in established markets. In Southern California, the primary non-owner occupied real estate concentration is in San Diego County. The majority of non-owner occupied residential construction consists of projects with one to four units, followed by condominium construction and tract construction. In contrast, Northern California efforts have been focused primarily on residential condominiums in San Francisco and smaller tracts in the East Bay area. Our loan origination practices do not involve sub-prime lending and we plan to maintain this posture going forward. The REIG consists of experienced real estate construction lenders with decades of successful lending experience. The loan portfolios of this group include builders that have been customers of the loan officers for 16 years or longer. We believe our loan quality will continue to be enhanced by this degree of experience at both the loan officer and customer levels, beginning at underwriting and continuing through loan disbursement, project completion and the ultimate sale or lease of the completed product.

Build our SBA Loan Origination Volume.  The expansion of the loan volume through our SBA distribution channel is dependent on hiring seasoned business development officers (“BDOs”) and increasing the number of loans consummated by each BDO. We continually seek to increase the products available to our BDOs. In January 2007, we reorganized to focus greater attention in the western states. We hope to capture a greater portion of the BDOs’ referral sources’ business, thus increasing the loan production of each BDO. The referral sources are typically commercial real estate brokers, business brokers, mortgage brokers, attorneys and accountants.

Response to Market Decline.  Although some of the real estate markets in which we lend have experienced significant declines in sales volume and decreased valuations over the past several months, to date our overall asset quality has not been significantly affected due to consistently prudent underwriting practices and our gradual shift from construction lending to commercial and industrial and SBA lending.

Maintain Effective Underwriting and Servicing Standards.  We do not compete primarily on the basis of price for our loan business, but compete based on establishing relationships with customers. We also maintain regular review and reporting procedures for all of our loans in order to judge market and other risks that can affect the types of loans we fund. This approach allows us to be discerning in evaluating loan transactions and to competently monitor market risks as a loan is funded.

Temecula Valley Statutory Trust VI

Temecula Valley Statutory Trust VI is a newly formed subsidiary of Temecula Valley Bancorp. Upon issuance of the trust preferred securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding trust preferred securities of Temecula Valley Statutory Trust VI. In exchange for our capital contribution to Temecula Valley Statutory Trust VI, we will own all of the common securities of Temecula Valley Statutory Trust. Temecula Valley Statutory Trust VI exists exclusively for the following purposes:

•	issuing and selling the trust preferred securities to the public for cash;

•	issuing and selling the common securities to us;

•	investing the proceeds from the sale of the preferred and common securities in an equivalent amount of 9.45% subordinated notes due March 30, 2038, to be issued by us; and

•	engaging in activities that are incidental to those listed above, such as receiving payments on the trust preferred securities, making distributions to security holders, furnishing notices and performing other administrative tasks.

Temecula Valley Statutory Trust VI’s address is 27710 Jefferson Avenue, Suite A100, Temecula, California 92590, telephone number: (951) 694-9940.

The Offering

The issuer	Temecula Valley Statutory Trust VI

Securities being offered	1,925,000 trust preferred securities, which represent preferred undivided interests in the assets of Temecula Valley Statutory Trust VI. Those assets will consist solely of the notes and payments received on the notes.

Temecula Valley Statutory Trust VI will sell the trust preferred securities to the public for cash. Temecula Valley Statutory Trust VI will use that cash to buy the notes from us.

Offering price	$10 per preferred security

When Temecula Valley Statutory Trust VI will pay distributions to you	Your purchase of the preferred securities entitles you to receive cumulative cash distributions at a 9.45% annual rate. Distributions will accumulate from the date Temecula Valley Statutory Trust VI issues the trust preferred securities and are to be paid quarterly on March 30, June 30, September 30, and December 30 of each year, beginning March 30, 2008. As long as the trust preferred securities are represented by a global security, the record date for distributions on the trust preferred securities will be the business day prior to the distribution date. We may defer the payment of cash distributions, as described below, under the section below, “We have the option to extend the interest payment period.”

When Temecula Valley Statutory Trust must redeem the trust preferred securities	The trust preferred securities will mature and we must redeem the trust preferred securities on March 30, 2038. We have the option, however, to shorten the maturity date to a date not earlier than March 30, 2013. We will not shorten the maturity date unless we have received the prior approval of the Board of Governors of the Federal Reserve System, if required by law or regulation.

Redemption of the trust preferred securities before March 30, 2038 is possible	Temecula Valley Statutory Trust VI must redeem the trust preferred securities when the notes are paid at maturity or upon any earlier redemption of the trust preferred securities to the extent the notes are redeemed. We may redeem all or part of the notes at any time on or after March 30, 2013.

In addition, we may redeem all of the notes, at any time, if:

• existing laws or regulations, or the interpretation or application of these laws or regulations, change, causing the interest we pay on the notes to no longer be deductible by us for federal income tax purposes, or causing Temecula Valley Statutory Trust VI to become subject to federal income tax or to other taxes or governmental charges;

• existing laws or regulations change, requiring Temecula Valley Statutory Trust VI to register as an investment company; or

• the capital adequacy guidelines of the Federal Reserve change so that the trust preferred securities no longer qualify as Tier 1 capital to the extent such trust preferred securities would currently so qualify.

We may also redeem the notes at any time, and from time to time, in an amount equal to the liquidation amount of any trust preferred securities we purchase, plus a proportionate amount of common securities, but only in exchange for a like amount of the trust preferred securities and common securities that we then own. Redemption of the notes prior to maturity will be subject to the prior approval of the Federal Reserve, if approval is then required by law or regulation. If your trust preferred securities are redeemed by Temecula Valley Statutory Trust VI, you will receive the liquidation amount of $10 per trust preferred security, plus any accrued and unpaid distributions to the date of redemption.

We have the option to extend the interest payment period	Temecula Valley Statutory Trust VI will rely solely on payments made by us under the notes to pay distributions on the trust preferred securities. As long as we are not in default under the indenture relating to the notes, we may, one or more times, defer interest payments on the subordinated notes for up to 20 consecutive quarterly interest payment dates, but not beyond March 30, 2038. If we defer interest payments on the notes:

• Temecula Valley Statutory Trust VI will also defer distributions on the preferred securities;

• the distributions you are entitled to will accumulate; and

• these accumulated distributions will earn interest at an annual rate of 10.00% until paid.

At the end of any deferral period, we will pay to Temecula Valley Statutory Trust VI all accrued and unpaid interest under the notes. Temecula Valley Statutory Trust VI will then pay all accumulated and unpaid distributions to you.

You will still be taxed if distributions on the trust preferred securities are deferred	If a deferral of payment occurs, you must recognize the amount of the deferred distributions as income for federal income tax purposes in advance of receiving the actual cash distributions, even if you are a cash basis taxpayer.

Our full and unconditional guarantee of payment	Our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of Temecula Valley Statutory Trust VI under the trust preferred securities. Under the guarantee agreement, we guarantee that Temecula Valley Statutory Trust VI will use its assets to pay the distributions on the trust preferred securities and the liquidation amount upon liquidation of Temecula Valley Statutory Trust VI.

However, the guarantee does not apply when Temecula Valley Statutory Trust VI does not have sufficient funds to make the payments. If we do not make payments on the notes, Temecula Valley Statutory Trust VI will not have sufficient funds to make payments on the trust preferred securities. In this event, your remedy is to institute a legal proceeding directly against us for enforcement of payments under the notes.

We may distribute the trust preferred securities directly to you	We may, at any time, dissolve Temecula Valley Statutory Trust VI and distribute the notes to you, subject to the prior approval of the Federal Reserve, if required by law or regulation.

If we distribute the notes, we will use our best efforts to either designate the notes on the Nasdaq Global Market or to list them on a national exchange, if the trust preferred securities are then included or listed.

How the securities will rank in right of payment	Our obligations under the trust preferred securities, subordinated notes and guarantee are unsecured and will rank as follows with regard to right of payment:

• except in the event of default, the trust preferred securities will rank equally with the common securities of Temecula Valley Statutory Trust VI. Temecula Valley Statutory Trust VI will pay distributions on the trust preferred securities and the common securities pro rata. If we default with respect to the notes, then no distributions on the common securities of Temecula Valley Statutory Trust VI or our common stock will be paid until all accumulated and unpaid distributions on the trust preferred securities have been paid;

• the trust preferred securities will rank equally with the trust preferred securities issued by Temecula Valley Statutory Trust II, Temecula Valley Statutory Trust III, Temecula Valley Statutory Trust IV and Temecula Valley Trust V;

• our obligations under the notes and the guarantee are unsecured and generally will rank junior in priority to our existing and future senior and subordinated indebtedness; and

• because we are a holding company, the notes and the guarantee will effectively be subordinated to all depositors’ claims, as well as existing and future liabilities of our subsidiaries.

Voting rights of the trust preferred securities	Except in limited circumstances, holders of the trust preferred securities will have no voting rights.

Proposed NASDAQ symbol	“TMPR”

You will not receive certificates	The trust preferred securities will be represented by a global security that will be deposited with and registered in the name of The Depository Trust Company, New York, New York, or its nominee. As a result, you will not receive a certificate for the trust preferred securities, and your beneficial ownership interests will be recorded through the DTC book-entry system.

How the proceeds of this offering will be used	Temecula Valley Statutory Trust VI will invest all of the proceeds from the sale of the trust preferred securities in the notes. We estimate that the net proceeds to us from the sale of the subordinated notes to Temecula Valley Statutory Trust VI, after deducting underwriting expenses and commissions, will be approximately $18.5 million. We expect to use all of the proceeds from the sale of the notes to fund our growth at the bank level by downstreaming a portion of the proceeds to the extent growth in retained earnings is insufficient and possibly to repurchase our common stock. The proceeds also satisfy regulatory requirements for additional capital, if necessary for general corporate purposes.

Before purchasing the trust preferred securities being offered, you should carefully consider the “Risk Factors” beginning on page 12.

Summary Consolidated Historical Financial Data

The following is selected consolidated financial data of Temecula Valley Bancorp as of and for the nine-month periods ended September 30, 2007 and 2006 and as of and for the last five fiscal years ended December 31.

The selected unaudited consolidated historical financial data for Temecula Valley Bancorp as of and for the nine-month periods ended September 30, 2007 and 2006 are derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q and our other financial records as of and for the period ended September 30, 2007 and, in our opinion, such financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the data for those periods. Our results of operations for the nine months ended September 30, 2007 may not be indicative of results that may be expected for the full fiscal year. The selected consolidated historical financial data for each of the last five fiscal years are derived from Temecula Valley Bancorp’s audited consolidated financial statements included in the 2006 Form 10-K. The summary below should be read in conjunction with Temecula Valley Bancorp’s unaudited consolidated financial statements, and the related notes thereto, and the other detailed information included in our Quarterly Report on Form 10-Q for the period ended September 30, 2007 and Temecula Valley Bancorp’s audited consolidated financial statements, and the related notes thereto, and the other detailed information included in Temecula Valley Bancorp’s 2006 Annual Report on Form 10-K.

	As of and for
	the Nine Months Ended
	September 30,		As of and for the Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands)

Balance Sheet Data:
Assets	$1,304,878	$1,143,971	$1,238,189	$868,988	$606,828	$431,212	$310,506
Loans (including loans held for sale)	1,204,474	1,061,515	1,142,693	753,246	530,196	360,749	271,426
Other real estate owned	152	2,131	1,255	2,111	303	485	—
Fed funds sold	22,990	4,350	18,180	33,200	16,800	21,400	—
FRB/FHLB stock	2,867	1,969	1,996	3,099	2,378	1,145	1,460
Deposits	1,151,552	1,017,455	1,081,501	742,432	534,767	383,487	269,321
FHLB advances	—	—	—	30,000	—	—	10,000
Junior subordinated debt	34,023	41,240	41,240	28,868	20,620	12,372	7,217
Stockholders’ equity	104,944	72,960	103,263	58,181	42,903	29,683	19,616
Income Statement:
Interest income	$87,321	$66,533	$94,229	$58,125	$33,615	$23,891	$16,509
Interest expense	37,502	23,035	34,449	14,584	6,415	4,947	3,124

Net interest income	49,819	43,498	59,780	43,541	27,200	18,944	13,385
Provision for loan losses	1,470	2,760	3,650	2,897	3,821	1,022	2,460

Net interest income after provision for loan losses	48,349	40,738	56,130	40,644	23,379	17,922	10,925
Non interest income	11,575	15,749	19,444	23,822	28,699	24,481	17,942
Non interest expense	39,621	34,735	46,991	40,627	33,963	29,121	21,801

Income before income taxes	20,303	21,752	28,583	23,839	18,114	13,282	7,066
Provision for income taxes	8,278	9,224	11,663	9,886	7,536	5,428	2,875

Net income	$12,025	$12,528	$16,920	$13,953	$10,578	$7,854	$4,191

	As of and for
	the Nine Months Ended
	September 30,		As of and for the Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands except per share data)

Per Share Data:
Basic earnings per share	$1.15	$1.39	$1.83	$1.58	$1.24	$1.00	$0.57
Diluted earnings per share	$1.10	$1.30	$1.73	$1.46	$1.13	$0.89	$0.50
Book value per share	$10.35	$7.96	$9.75	$6.54	$4.90	$3.64	$2.63
Average common shares outstanding	10,502,129	9,044,249	9,234,894	8,845,736	8,503,179	7,823,951	7,372,504
Average common shares (diluted)	10,892,611	9,611,518	9,797,912	9,589,434	9,363,868	8,861,706	8,370,040
Performance Ratios:
Return on average assets	1.24%	1.72%	1.64%	1.91%	2.00%	2.04%	1.69%
Return on average equity	15.03%	25.85%	23.89%	27.71%	28.94%	31.84%	24.34%
Net interest margin	5.48%	6.61%	6.37%	6.78%	5.98%	5.69%	6.23%
Efficiency ratio	64.53%	58.24%	59.31%	60.31%	60.76%	67.06%	69.59%
Asset Quality:
Nonperforming loans	$32,034	$11,669	$19,124	$7,951	$11,799	$6,765	$1,908
Government guaranteed portion	(13,550)	(8,858)	(10,335)	(6,514)	(8,140)	(5,269)	(1,078)

Net nonperforming loans	18,484	2,811	8,789	1,437	3,659	1,496	830

OREO	152	2,131	1,255	2,111	303	485	—
Government guaranteed portion	(114)	(1,158)	(638)	(604)	(227)	—	—

Net unguaranteed OREO	38	973	617	1,507	76	485	—

Net nonperforming assets	$18,522	$3,784	$9,406	$2,944	$3,735	$1,981	$830

Net nonperforming assets/loans*	1.54%	0.36%	0.82%	0.39%	0.70%	0.55%	0.31%
Net nonperforming assets/total assets	1.42%	0.33%	0.76%	0.34%	0.62%	0.46%	0.27%
Net charge offs/average loans	0.06%	0.02%	0.02%	0.03%	0.24%	0.13%	0.33%
Allowance for loan losses / net nonperforming loans*	71.95%	413.76%	142.46%	629.10%	173.88%	241.17%	363.06%
Allowance for loan losses/net loans*	1.10%	1.10%	1.10%	1.20%	1.20%	1.00%	1.11%

Capital Ratios:
Average equity / average assets	8.26%	6.66%	6.88%	6.96%	6.92%	6.45%	6.95%
Tier I leverage ratio	10.60%	8.94%	11.42%	9.28%	9.20%	9.06%	8.53%
Tier I risk based ratio	9.59%	7.92%	10.49%	8.93%	9.68%	10.01%	9.30%
Total risk based ratio	10.57%	10.19%	11.90%	11.02%	11.81%	11.54%	10.61%
Loan Servicing:
SBA 7(a) participations sold-period end	$441,153	$483,032	$476,512	$486,710	$421,529	$287,346	$168,164
Other participations sold	6,883	—	3,550	16,489	18,772	18,906	8,911

Total participations sold — period end	$448,036	$483,032	$480,062	$503,199	$440,301	$306,252	$177,075

*	Includes loans held-for-sale

	As of and for
	the Nine Months Ended
	September 30,		As of and for the Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands)

SBA excess servicing asset	$5,572	$8,402	$8,288	$8,169	$7,586	$6,117	$3,764
SBA I/O strip receivable asset	6,846	14,884	13,215	22,068	24,680	20,496	13,120

Total SBA servicing asset	$12,418	$23,286	$21,503	$30,237	$32,266	$26,613	$16,884

SBA servicing-fee income	$5,475	$7,026	$9,077	$10,265	$8,738	$6,026	$2,675
SBA servicing-asset amortization	(10,093)	(8,379)	(11,487)	(7,492)	(6,120)	(4,234)	(1,462)
SBA servicing-guarantee fee to SBA	(201)	(167)	(205)	(135)	(118)	(99)	(83)

SBA servicing-net servicing income (loss)	$(4,818)	$(1,520)	$(2,615)	$2,638	$2,500	$1,693	$1,130

Loan Sales:
SBA 7(a) sales — guaranteed	$70,762	$90,190	$114,589	$108,912	$146,881	$129,813	$108,213
SBA 7(a) guaranteed-sales gain	3,658	4,595	5,948	5,113	8,795	8,149	6,042
SBA 7(a) sales — unguaranteed	11,415	15,654	20,556	37,011	35,365	19,209	12,573
Unguaranteed SBA 7(a) sales gain	1,299	2,787	3,443	6,510	6,361	3,191	2,094
Mortgage loan sales	—	—	—	13,522	45,243	100,800	83,014
Mortgage loan sales gain	—	—	—	285	1,511	3,568	3,100
SBA broker referral income	3,218	2,065	3,056	2,492	2,506	2,845	1,972
Mortgage broker referral income	775	938	1,258	898	963	1,038	908

RISK FACTORS

An investment in the trust preferred securities is subject to the risks described below. You should carefully review the following risk factors and other information contained in this prospectus and in documents incorporated by reference in this prospectus before deciding whether this investment is suited to your particular circumstances. In addition, because each trust preferred security sold in the offering will represent a beneficial interest in Temecula Valley Statutory Trust VI, which will own our notes, you are also making an investment decision with regard to the notes, as well as our guarantee of the Temecula Valley Statutory Trust VI’s obligations. You should carefully review all the information in this prospectus about all of these securities.

Risks Related to an Investment in the Trust Preferred Securities

The indenture does not limit the amount of indebtedness that we may issue that ranks senior to the subordinated notes upon its liquidation or in right of payment as to principal or interest.

The notes will be subordinate and junior upon liquidation of our obligations under all of our indebtedness for money borrowed that is not by its terms made pari passu with or junior to the notes upon liquidation. At September 30, 2007, we did not have any indebtedness for money borrowed ranking senior to the notes on liquidation. In addition, the notes will rank pari passu with the existing parity securities, including the $34.0 million of subordinated notes currently outstanding which back previously issued trust preferred securities.

“Parity securities” means debt securities or guarantees that rank on a parity with the notes upon our liquidation and include the existing parity securities. We may issue parity securities requiring payments of interest during a deferral period on the notes that, if not made, would cause a breach the terms of the instrument governing such parity securities. The terms of the notes permit us to make any payment of interest on parity securities or notes that, if not made, would cause us to breach the terms of the instrument governing such parity securities or notes. They also permit us to make any payment of current or deferred interest on parity securities and on the notes during a deferral period that, if not made, would cause us to breach the terms of the instrument governing such parity securities or notes.

We have made only limited covenants in the indenture and the trust agreement, which may not protect your investment in the event we experience significant adverse changes in our financial condition or results of operations.

The indenture governing the notes and the trust agreement governing Temecula Valley Statutory Trust VI do not require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore do not protect holders of the notes or the trust preferred securities in the event we experience significant adverse changes in our financial condition or results of operations. Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the notes or the guarantee.

The notes beneficially owned by the trust will be effectively subordinated to the obligations of Temecula Valley Bank.

We receive virtually all of our revenue from the income of our bank subsidiary, Temecula Valley Bank. Because we are a holding company, our right to participate in any distribution of the assets of our banking or nonbanking subsidiaries, upon a subsidiary’s dissolution, winding-up, liquidation, reorganization or otherwise, and thus your ability to benefit indirectly from such distribution, is subject to the prior claims of creditors of any such subsidiary, except to the extent that we may be a creditor of that subsidiary and its claims are recognized. There are also legal limitations on the extent to which our subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us. The bank is a separate and distinct legal entity and has no obligation, contingent or otherwise, to pay amounts due under our contracts or otherwise to make any funds available to us. Accordingly, the payments on the notes, and therefore the trust preferred securities, effectively will be subordinated to all existing and future liabilities of the bank and any other subsidiaries that may be created. At September 30, 2007, our direct borrowings and deposit liabilities were approximately $1.2 billion.

Our ability to make distributions on or redeem the trust preferred securities is restricted.

Federal banking authorities will have the right to examine Temecula Valley Statutory Trust VI and its activities because it is our subsidiary. Under certain circumstances, including any determination that our relationship to the Trust would result in an unsafe and unsound banking practice, these banking authorities have the authority to issue orders that could restrict Temecula Valley Statutory Trust VI’s ability to make distributions on or to redeem the trust preferred securities.

We guarantee distributions on the trust preferred securities only if the trust has funds available.

If you hold any of the trust preferred securities, we will guarantee, on an unsecured and junior subordinated basis, the payment of the following:

•	any accumulated and unpaid distributions required to be paid on the trust preferred securities, to the extent the trust has funds available to make the payment;

•	the redemption price for any trust preferred securities called for redemption, to the extent the trust has funds available to make the payment; and

•	upon a voluntary or involuntary dissolution, winding-up or liquidation of the trust, other than in connection with a distribution of corresponding assets to holders of trust preferred securities, the lesser of:

the aggregate of the stated liquidation amount and all accumulated and unpaid distributions on the trust preferred securities to the date of payment, to the extent the trust has funds available to make the payment; and

the amount of assets of the trust remaining available for distribution to holders of the trust preferred securities upon liquidation of the trust.

If we do not make a required interest payment on the notes or elect to defer interest payments on the notes, the trust will not have sufficient funds to make the related distribution on the trust preferred securities. The guarantee does not cover payments on the trust preferred securities when the trust does not have sufficient funds to make them. If we do not pay any amounts on the notes when due, holders of the trust preferred securities will have to rely on the enforcement by the property trustee of the property trustee’s rights as owner of the notes, or proceed directly against us for payment of any amounts due on the notes.

Our obligations under the guarantee are unsecured and are subordinated to and junior in right of payment to all of our secured and senior indebtedness, and will rank pari passu with our guarantee of the existing parity securities including our currently outstanding trust preferred securities, and any similar guarantees of parity securities we may issue in the future.

We have the right to defer interest for not more than 20 consecutive quarterly interest payment dates without causing an event of default.

We have the right to defer interest on the notes for one or more consecutive interest periods of not more than 20 consecutive quarterly interest payment dates. During any such deferral period, holders of trust preferred securities will receive limited or no current payments on the trust preferred securities and, so long as we are otherwise in compliance with our obligations, such holders will have no remedies against the trust or us for nonpayment, unless it fails to pay all deferred interest within 15 days of the conclusion of any 20 consecutive quarterly interest periods.

Deferral of interest payments could adversely affect the market price of, and will adversely affect the United States federal income tax consequences of, the trust preferred securities.

We currently do not intend to exercise our right to defer payments of interest on the notes. However, if we exercise that right in the future, the market price of the trust preferred securities is likely to be affected. As a result of the existence of this deferral right, the market price of the trust preferred securities, payments on which depend solely on payments being made on the notes, may be more volatile than the market prices of other securities that are not subject to optional deferral. If we defer interest on the notes and you elect to sell trust preferred securities during the deferral period, you may not receive the same return on your investment as a holder that continues to hold its trust preferred securities until the payment of interest at the end of the deferral period.

If we defer interest payments on the notes, you will be required to accrue income, in the form of original issue discount, for United States federal income tax purposes during the period of the deferral in respect of your proportionate share of the notes, even if you normally report income when received and even though you may not receive the cash attributable to that income during the deferral period. You will also not receive the cash distribution related to any accrued and unpaid interest from the trust if you sell the trust preferred securities before the record date for any deferred distributions, even if you held the trust preferred securities on the date that the payments would normally have been paid. See “Certain United States Federal Income Tax Consequences — Interest Income and Original Issue Discount.”

If we defer payments on other obligations of trusts that have issued other trust preferred securities, we will have to defer payments on these trust preferred securities.

We currently have outstanding debt obligations to four other trusts in connection with trust preferred securities issued by the other trusts. Under the terms of those securities and the related notes from us to the trusts, if payments are deferred, then payments on our notes and on the trust preferred securities are also required to be deferred. This could result in delay of payments to you on your trust preferred securities due to circumstances unrelated to your trust preferred securities.

Holders of the trust preferred securities have limited rights under the notes.

Except as described below, holders of the trust preferred securities will not be able to exercise directly any rights with respect to the notes.

If an event of default under the trust agreement was to occur and be continuing, holders of the trust preferred securities would rely on the enforcement by the property trustee of their rights as the registered holder of the notes against us. In addition, the holders of a majority in liquidation amount of the trust preferred securities would have the right to direct the time, method and place of conducting any proceeding for any remedy available to the property trustee or to direct the exercise of any trust or power conferred upon the property trustee under the trust agreement, including the right to direct the property trustee to exercise the remedies available to it as the holder of the notes.

The indenture for the notes provides that the indenture trustee must give holders notice of all defaults or events of default within 90 days after they become known to the indenture trustee. However, except in the cases of a default or an event of default in payment on the notes, the indenture trustee will be protected in withholding the notice if its responsible officers determine that withholding of the notice is in the interest of the holders.

An active trading market for the trust preferred securities may not develop.

Although we believe the trust preferred securities will be listed on the Nasdaq Global Market, we can give you no assurance as to the liquidity of any market that may develop for the trust preferred securities. Additionally, although we have been advised that the underwriters intend to make a market in the trust preferred securities, the underwriters are not obligated to do so and may discontinue market making at any time. Accordingly, no assurance can be given that the liquidity of, or trading markets for, the trust preferred securities will develop or be maintained.

The general level of interest rates and our credit quality will directly affect the value of the trust preferred securities.

The trading prices of the trust preferred securities will be directly affected by, among other things, interest rates generally and our credit quality. We cannot predict whether interest rates will rise or fall. Our operating results and prospects and economic, financial and other factors will affect the value of the trust preferred securities.

General market conditions and unpredictable factors could adversely affect market prices for the trust preferred securities.

There can be no assurance about the market prices for the trust preferred securities. Several factors, many of which are beyond our control, will influence the market value of the trust preferred securities. Factors that might influence the market value of the trust preferred securities include:

•	whether we are deferring interest or are likely to defer interest on the notes;

•	our creditworthiness;

•	the market for similar securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us, the Bank or the financial markets generally.

Accordingly, the trust preferred securities that an investor purchases, whether in this offering or in the secondary market, may trade at a discount to their cost.

We may redeem the notes at any time on or after March 30, 2013 or at any time prior to March 30, 2013, with notice, upon the occurrence of a tax event, capital treatment event or an investment company event.

We may redeem the notes at any time on or after March 30, 2013, in whole or in part, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest through the date of redemption. In addition, prior to March 30, 2013, upon notice of not more than 60 days and not less than 30 days before the redemption, upon the occurrence of a tax event, capital treatment event or an investment company event, we may redeem the notes, in whole but not in part, at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest through the date of redemption. Except as set forth in the preceding sentence, we may not redeem the notes prior to March 30, 2013. If the trust preferred securities were redeemed, the redemption would be a taxable event to you. In addition, you might not be able to reinvest the money you receive upon redemption of the trust preferred securities at the same rate as the rate of return on the trust preferred securities. See “Description of the Junior Subordinated Notes — Redemption.”

An IRS pronouncement or threatened challenge resulting in a tax event could occur at any time. Similarly, changes in rating agency methodology or the treatment of the trust preferred securities for Federal Reserve capital adequacy purposes, and changes relating to the treatment of the trust as an “investment company,” could result in the notes being redeemed earlier than would otherwise be the case. See “Description of the Junior Subordinated Notes — Redemption” for a further description of those events.

There can be no assurance that the Internal Revenue Service or a court will agree with the characterization of the notes as indebtedness for United States federal income tax purposes.

Although trust preferred securities have been utilized by bank holding companies for more than a decade, there is no statutory, judicial or administrative authority that directly addresses the United States federal income tax treatment of securities similar to the notes. Thus, no assurance can be given that the Internal Revenue Service or a court will agree with the characterization of the notes as indebtedness for United States federal income tax purposes. If, contrary to the opinion of our tax counsel, the notes were re-characterized as equity, payment on the trust preferred securities to Non-U.S. Holders would generally be subject to the United States federal withholding tax at a rate of 30% (or such lower applicable treaty rate). See “Certain United States Federal Income Tax Consequences.”

The trust preferred securities are not an insured deposit and therefore are subject to risk of loss.

The trust preferred securities are not bank deposits and, therefore, are not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in trust preferred securities is inherently risky for the reasons described in this “Risk Factors” section and is subject to the same market forces that affect the price of trust preferred securities of any company as well as other factors which affect the stock of financial services companies in general and of our company in particular. If you acquire trust preferred securities, your investment is not insured and, therefore, you may lose some or all of the value of your investment.

We can distribute the notes to you, which may have adverse tax consequences for you and which may adversely affect the market price of the preferred securities prior to such distribution.

Temecula Valley Statutory Trust VI may be dissolved at any time before maturity of the notes on March 30, 2038. As a result, and subject to the terms of the trust agreement, the trustees may distribute the notes to the holders, pro rata to their interests in the trust preferred securities.

We cannot predict the market prices for the notes that may be distributed in exchange for preferred securities upon liquidation of Temecula Valley Statutory Trust VI. The notes that you may receive if Temecula Valley Statutory Trust VI is liquidated may trade at a discount to the price that you paid to purchase the trust preferred securities. Because you may receive notes, your investment decision with regard to the trust preferred securities will also be an investment decision with regard to the notes. You should carefully review all of the information contained in this prospectus regarding the notes.

If Temecula Valley Statutory Trust VI is classified for federal income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the notes would be a taxable event to Temecula Valley Statutory Trust VI and the holders of the trust preferred securities. In addition, if there is a change in law, a distribution of notes upon the dissolution of Temecula Valley Statutory Trust VI could be a taxable event to Temecula Valley Statutory Trust VI and the holders of the trust preferred securities.

As a holder of trust preferred securities, you have limited voting rights, and we can amend the trust agreement to change the terms and conditions of the administration, operation and management of Temecula Valley Statutory Trust VI without your consent.

Holders of trust preferred securities have limited voting rights. We can, without any consent of the holders, make certain amendments to the trust agreement. Your voting rights pertain primarily to certain amendments to the trust agreement and not to the administration, operation or management of Temecula Valley Statutory Trust VI. We can replace or remove any of the trustees if no default has occurred and is continuing, and the holders of at least a majority in aggregate liquidation amount of the trust preferred securities may replace the property trustee and the Delaware trustee at a time when an event of default has occurred and is continuing.

In certain circumstances, with the consent of the holders of a majority in the aggregate liquidation amount of the preferred securities, we may amend the trust agreement to ensure that Temecula Valley Statutory Trust VI remains classified for federal income tax purposes as a grantor trust and to ensure Temecula Valley Statutory Trust VI retains its exemption from status as an “investment company” under the Investment Company Act, even if such amendment adversely affects your rights as a holder of trust preferred securities. For more information regarding limitations on your ability to control amendments to the trust agreement, see “Description of the Trust Preferred Securities — Voting Rights; Amendment of Trust Agreement” beginning on page 32.

Risks Related to an Investment in Temecula Valley Bancorp

Our success has been built upon significant and profitable growth and we may not be able to sustain our profitable growth or our rate of growth or be able to support our growth, any of which events will adversely affect our profits and results of operations.

We have experienced significant growth from $606.8 million in total assets and $534.8 million in total deposits at December 31, 2004 to $1.3 billion in total assets and $1.2 billion in total deposits at September 30, 2007. We expect to continue to experience growth in assets, deposits, and scale of operations. However, we do expect our levels of construction lending to taper off and have been replacing this business with commercial and industrial (“C&I”) and SBA loans. If the amount of originations or the interest margins in the C&I and SBA business are less than with construction lending, if our growth declines or if we do not manage our growth effectively, we will become less profitable, which will adversely affect our business and prospects.

Our growth also subjects us to increased capital and operating needs. We must continue to recruit experienced individuals with the skills and experience to manage our growing business lines, but who may have no prior history with us. Our historical growth has caused us to update our policies and procedures in response to this growth, and our plans for continued growth will continue to place a significant strain on our personnel, systems, and resources. We cannot guarantee that our policies will be adequate or that we will be able to recruit and train qualified individuals to implement our business strategy in a timely, cost effective and efficient manner.

We rely, in part, on external financing to fund our operations and the unavailability of such funds in the future could adversely affect our growth strategy and prospects.

Our ability to implement our business strategy will depend on our ability to obtain funding for loan originations, working capital and other general corporate purposes. If our core banking and commercial deposits are not sufficient to meet our funding needs, we may increase our utilization of wholesale and brokered deposits, Federal Home Loan Bank advances and other wholesale funding sources necessary to continue our growth strategy. At September 30, 2007 and September 30, 2006, we had no FHLB advances and our brokered deposits equaled $45.1 million and $20.6 million, respectively. Because these funds generally are more sensitive to rates than our core deposits, they are more likely to move to the highest rate available. To the extent we are not successful in obtaining such funding, we will be unable to implement our strategy as planned, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Declining real estate prices can cause repayment problems and would adversely affect our assets and results of operations.

In a market with declining real estate values, our borrowers may not be able to sell the homes constructed at levels sufficient to cover the cost of the projects. In such a market, the time required to sell homes might extend beyond interest reserves maintained by our bank. In response to this environment, we seek to mitigate the risks inherent in our loan portfolio by adhering to a multitude of prudent underwriting practices. These practices include analysis of a borrower’s prior credit history, financial statements, tax returns and cash flow projections, valuation of collateral based on reports of independent appraisers and verification of liquid assets. Although we believe that our underwriting criteria are appropriate for the various kinds of loans we make in the current environment, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside in our allowance for loan losses.

We have not been through a variety of business cycles since we began operations and, as a result, we may not effectively evaluate our future prospects and this lack of operating history may increase the risk that we will not continue to be successful.

We began operations in 1996 and since that time the markets in which we conduct business have, until recently, experienced substantial economic growth. As a result, we do not have an operating history during a serious downturn in the real estate market for you to evaluate our performance relative to future prospects.

You must consider our business and prospects in light of the risks and difficulties we will encounter if the economies of San Diego, Riverside or the San Francisco Bay area experience a severe downturn, greater than what is currently taking place. We may not be able to address these risks and difficulties successfully, which could materially harm our business and operating results.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available or may not be on terms acceptable to us when it is needed.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. We may decide to raise additional capital to support continued growth, either internally or through acquisitions. In addition, the use of brokered deposits without regulatory approval is limited to banks that are “well capitalized” according to regulation. If we are unable to maintain our capital levels at “well capitalized” minimums, we could lose a significant source of funding, which would force us to utilize additional wholesale funding or potentially sell loans at a time when loan sales pricing is unfavorable. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot be certain of our ability to raise additional capital in the future if needed or on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth, deposit gathering and acquisitions could be materially impaired.

Our dependence on loans secured by real estate subjects us to risks relating to fluctuations in the real estate market and related interest rates, environmental risks, and legislation that could result in significant additional costs and capital requirements that could adversely affect our assets and results of operations.

A significant portion of our loan portfolio is secured by real estate. Real estate served as the principal source of collateral with respect to approximately 94% and 95% of our loan portfolio at December 31, 2006 and December 31, 2005, respectively. As of September 30, 2007, this ratio was 94%. Our markets have experienced a sharp increase in real estate values in recent years, in part as the result of historically low interest rates. During 2006 and 2007, real estate markets in California and elsewhere experienced a slowdown in appreciation and in some cases, a significant depreciation. The recent decline in economic conditions could continue to have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans, and the value of real estate owned by us, as well as our financial condition and results of operations in general and the market value of our common stock. Acts of nature, including earthquakes, wildfires and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also adversely affect our financial condition.

In the course of business, we may acquire, through foreclosure, properties securing loans that are in default. In commercial real estate lending, there is a risk that hazardous substances could be discovered on these properties. In this event, we might be required to remove these substances from the affected properties at our sole cost and expense. The cost of this removal could substantially exceed the value of affected properties. We may not have adequate remedies against the prior owner or other responsible parties or could find it difficult or impossible to sell the affected properties, which could adversely affect our business, financial condition and operating results.

Our bank’s concentration in real estate construction loans subjects it to risks such as inadequate security for repayment of those loans and fluctuations in the demand for those loans based on changes in the housing market.

We have a high concentration in real estate construction loans. Approximately 49%, 50% and 51% of our lending portfolio was classified as real estate construction loans as of September 30, 2007, December 31, 2006 and December 31, 2005, respectively. Our real estate construction loans are based upon estimates of costs and value associated with the completed project. These estimates may be inaccurate. Construction lending involves additional risks when compared to permanent residential lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to accurately determine the total funds required to complete a project and the related loan-to-value ratio.

Construction lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. In addition, generally during the term of a construction loan, no payment from the borrower is required since the accumulated interest is added to the principal of the loan through an interest reserve. Construction loans often involve the disbursement of substantial funds, with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction and may incur a loss.

Our ability to continue to originate a significant amount of construction loans is dependent on the continued strength of the housing market in the Riverside, San Bernardino, and San Diego County regions of Southern California and in the San Francisco Bay area. To the extent there is a continuing and significant decline in the demand for new housing in these communities, it is expected that the demand for construction loans would decline, our liquidity would substantially increase and our net income would be adversely affected.

Our earnings are highly dependent on our continued ability to originate, sell and service SBA loans.

Our earnings are highly dependent on our ability to generate new SBA loans, as our net income generated from our SBA activities is significant. Increases in interest rates and other economic conditions could result in decreased SBA loan demand as well as lower gains on sale.

SBA lending is a federal government created and administered program. As such, legislative and regulatory developments can affect the availability and funding of the program. This dependence on legislative funding and regulatory restrictions from time to time causes limitations and uncertainties with regard to the continued funding of such loans, with a resulting potential adverse financial impact on our business. Currently, the maximum limit on individual 7(a) loans which the SBA will permit is $2 million. Any reduction in this level could adversely affect the volume of our business. Since our SBA business constitutes a significant portion of our lending program, our dependence on this government program and its periodic uncertainty relative to availability and amounts of funding creates greater risk for our business than do more stable aspects of our business.

Our new SBA purchase program is subject to governmental and management changes that could affect its success and operations.

In April 2006, we began purchasing participations in unguaranteed portions of SBA 7(a) loans. At December 31, 2006 and September 30, 2007, we had $120.3 million and $159.9 million, respectively, in outstanding participation balances. If the SBA program was discontinued or the SBA decided to stop funding the program, the participation purchase program would be substantially reduced and ultimately eliminated. Additionally, the participation purchase program is highly dependent upon a management team experienced in the program. If our management from this program were to terminate employment with us, we could have a difficult time replacing them with qualified personnel and this may limit our growth and adversely affect the program and our results.

If the rules change relative to SBA lending resulting in a decreased or non-existent funding program for SBA loans, our income will decrease and our overall financial health will be negatively affected.

As of September 30, 2007, SBA loans represented 22% of our bank’s loan portfolio. In recent years, a substantial portion of the bank’s revenues and income have been derived from loans made under various SBA programs. Many of the terms and conditions of the SBA program are subject to political and business considerations that could significantly influence our bank’s future efforts in this area. Although the SBA program has been in effect since 1954, over the years a number of proposals to eliminate, consolidate or otherwise alter the SBA program have been considered in both the executive branch and Congress. In addition, the SBA itself may adopt changes to its programs that might detract from the profitability of the bank’s SBA loan activities. Consequently, future income from this program may depend upon, among other things, the continuation and funding of the SBA program by the Federal Government at or near present levels and the structuring of SBA programs.

Other proposals have been made by both the executive branch and Congress that would affect the SBA budget, program, structure and fees. There can be no assurance that future changes in the SBA program or changes in the level or method of funding of the SBA program will not adversely affect the business of our bank. We have not adopted specific plans for doing business in the event the SBA program is terminated or ceases for some period of time due to lack of funding.

Historically, there has been an active secondary market for the guaranteed and unguaranteed portions of SBA loans. Recently, the market has softened and prices have decreased. If we were required to sell the loans due to capital requirements or other constraints at a time when the market is inactive or the market conditions are more unfavorable, sales terms would be less favorable than in the past and would have an adverse effect upon our profitability.

We may incur additional costs and experience impaired operating results if we are unable to retain our key management or we are unable to attract and retain additional successful bankers in order to grow our business.

Stephen H. Wacknitz has been the president and chief executive officer of our holding company and our bank since the inception of both entities. Mr. Wacknitz and our executive management team developed numerous aspects of our current business strategy, and the implementation of that strategy depends heavily upon the active involvement of Mr. Wacknitz and our executive management team. The loss of the services of Mr. Wacknitz or other senior officers who are part of our succession planning could adversely affect our business strategy and could cause us to incur additional costs and experience impaired operating results while we seek suitable replacements. Additionally, because our business model depends on hiring successful bankers that generally bring to us additional customers, if we are unsuccessful in continuing to attract and retain producers, our growth may be impaired and the results of our operations adversely affected.

If our bank is unable to pay our holding company cash dividends to meet its cash obligations, our business, financial condition, results of operations and prospects will be adversely affected.

Dividends paid by the bank to us provide cash flow used to service the interest payments on our trust preferred securities. Various statutory provisions restrict the amount of dividends our bank can pay to our holding company without regulatory approval. It is possible that, depending upon the financial condition of our bank and other factors, the applicable regulatory authorities could assert that payment of dividends or other payments, including payments to our holding company, is an unsafe or unsound practice. If the bank is unable to pay dividends to us, we may not be able to service our debt or pay our obligations on the notes. The inability to receive dividends from our bank would adversely affect our business, financial condition, results of operations and prospects and could lead to a deferral of interest on the trust preferred securities.

Our allowance for loan losses may prove to be insufficient to absorb losses inherent in our loan portfolio.

Like all financial institutions, every loan we make carries a risk that it will not be repaid in accordance with its terms, or that securing collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

•	cash flow of the borrower and/or the project being financed;

•	in the case of a secured loan, the changes and uncertainties as to the value of the collateral;

•	the credit history of a particular borrower;

•	changes in economic and industry conditions; and

•	the duration of the loan.

Our bank’s allowance for loan losses as a percentage of net loans outstanding and loans held-for-sale was 1.10% as of September 30, 2007, 1.10% as of December 31, 2006 and 1.20% as of December 31, 2005 and 2004. The allowance for loan losses as a percentage of net loans outstanding, excluding loans held-for-sale, was 1.33% as of September 30, 2007, 1.29% as of December 31, 2006, 1.35% as of December 31, 2005, and 1.29% as of December 31, 2004. Regulatory agencies, as an integral part of their examination process, review our bank’s loans and allowance for loan losses. Although management believes the level of our loan loss allowance is adequate to absorb probable losses in our loan portfolio, management cannot predict these losses or whether the allowance will be adequate or whether regulators will require us to increase this allowance. Any of these occurrences could adversely affect our business, financial condition, prospects and profitability.

Our bank’s business, financial condition and results of operations are sensitive to and may be adversely affected by interest rate and prepayment changes.

Our earnings are substantially affected by changes in prevailing interest rates. Changes in interest rates affect the demand for new loans, the credit profile of existing loans, the rates received on loans and securities and the rates we must pay on deposits and borrowings. The difference between the rates we receive on loans and short-term investments and the rates we must pay on deposits and borrowings is known as the interest rate spread. Given our current volume and mix of interest-bearing assets and liabilities, our interest rate spread can be expected to increase when market interest rates are rising, and to decline when market interest rates are declining. Although we believe our current level of interest rate sensitivity is reasonable, significant fluctuations in interest rates may adversely affect our business, financial condition and result of operations. Moreover, our growth in recent years has been financed largely with higher cost certificates of deposit and interest bearing deposits. If we continue to finance our growth with more expensive deposits, our net interest margin will continue to decline with a resulting negative affect on our net interest margin and earnings.

While the federal funds rate and other short-term market interest rates, which we use to guide our deposit pricing, have increased, intermediate and long-term market interest rates, which we use to guide our loan pricing, have not increased proportionately. This has led to a flattening of the market yield curve, which has even inverted on occasion as short-term rates have exceeded long-term rates over an intermediate maturity horizon. If short-term interest rates continue to rise so that the yield curve remains relatively flat or inverts, we would expect that our net interest spread and net interest margin would compress, which would hurt our net interest income and net income.

Our net interest margin has ranged from a low of 5.48% to a high of 6.78% for the year ended December 31, 2002 to September 30, 2007. We are asset sensitive, which means that our assets reprice faster than our liabilities. Thus, in an increasing interest rate environment the net interest margin will generally increase and in a declining interest rate environment the net interest margin will generally decline. Beginning in June 2006, when the short-term Fed Fund rates stopped increasing, our net interest margin began to compress due to the repricing at maturity of longer term, lower rate time deposits. Further cuts in Fed Funds rates are expected to have the same adverse affect on our earnings.

In addition, the value of our SBA servicing asset and SBA I/O strip receivable, which totaled $5.6 million and $6.8 million, respectively, at September 30, 2007, and $8.3 million and $13.2 million, respectively, at December 31, 2006 are subject to fluctuations based on changes in interest rates and prepayment speeds. Generally, we would expect the value of our SBA servicing asset to decrease in a rising interest rate environment, as well as if prepayment speeds increase. The value of our SBA interest-only strip receivable asset would perform in a similar manner.

Increasing levels of competition in banking and financial services businesses may reduce our market share or cause the prices we charge for services to fall, which may decrease our profits.

Competition may adversely affect our results of operations. The financial services business in our market area is highly competitive and becoming more so due to changes in regulation, technological advances, and the accelerating pace of consolidation among financial service providers. We face competition both in attracting deposits and making loans. We compete for loans principally through competitive interest rates and the efficiency and quality of the services we provide. Increased competition in the banking and financial services businesses may reduce our market share or cause the prices we charge for services to fall. Many of the financial intermediaries operating in our market area offer certain services, such as trust, investment, and international banking services, that we do not offer directly, and may have larger lending limits than ours, which may prompt existing or potential customers to do business with our competitors instead of us.

Our success depends, in part, upon our ability to effectively use rapid-changing technology in providing and marketing products and services to our customers.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success will depend, in part, upon our ability to use technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations and compliance with regulatory expectations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing those products and services to our customers.

Both our holding company and our bank are subject to government regulation that limits and restricts their activities and operations.

The financial services industry is heavily regulated, and the regulatory burden on banks is increasing. Federal and state regulation is designed to protect the deposits of consumers, not to benefit shareholders. The regulations impose significant limitations on operations, and may change at any time, possibly causing results to vary significantly from past results. Government policy and regulation, particularly as implemented through the Federal Reserve System, significantly affect our credit conditions.

Our policies and procedures for minimizing loan losses may not fully protect us, particularly when the economy is weak.

Some of our borrowers and guarantors may fail to perform their obligations as required by the terms of their loans, which could result in larger than expected losses. This risk increases when the economy and the real estate markets are weak. As a result of our growth, we have periodically modified our underwriting and credit policies, and loan monitoring procedures, including the establishment and monitoring of our allowance for loan losses. Management believes these policies and practices are reasonable and should minimize loan losses by assessing the likelihood of nonperformance, tracking loan performance, and diversifying the credit portfolio. However, these policies and procedures may not be adequate to prevent unexpected losses that could adversely affect our results of operations.

Our business, financial condition and results of operations may be adversely affected if we are unable to insure against or control our operations risks.

We are subject to various operations risks, including, but not limited to, data processing system failures and errors, communications and information systems failures, errors and breaches, customer or employee fraud, and catastrophic failures resulting from terrorist acts or natural disasters. Should an event occur that is not prevented or detected by our internal controls, or is uninsured or in excess of applicable insurance limits, it could damage our reputation, result in a loss of customer business, cause additional regulatory scrutiny, and expose us to litigation risks and possible financial liability, any of which could adversely affect our business, financial condition and results of operations.

Our geographic concentration may adversely affect our results of operations if business conditions in our market area decline.

If SBA lending is excluded, our operations are located almost entirely in California, with close to all of our loan portfolio as of December 31, 2006 derived from California operations. Due to this geographic concentration, our results depend largely upon California economic and business conditions and real estate values. Deterioration in economic and business conditions and real estate values in our market area could adversely affect the quality of our loan portfolio and the demand for our products and services, which in turn may adversely affect our results of operations to a greater extent than if our operations were geographically diverse. Even if the economy remains healthy, a sustained downturn in California real estate values would adversely affect our results of operations.

Our business is subject to liquidity risk, and changes in our source of funds may adversely affect our performance and financial condition by increasing our cost of funds.

Our ability to make loans is directly related to our ability to secure funding. Core deposits are one of our primary sources of liquidity. Also, we use the national certificate of deposit (“CD”) markets, which are generally CDs purchased by other financial institutions and brokered CDs. Both the national CD market and brokered CDs are rate sensitive and generally have a higher rate than deposits generated in our local markets. We use advances from the Federal Home Loan Bank of San Francisco and Federal Fund lines of credit to satisfy temporary borrowing needs. Payments of principal and interest on loans and sales and participations of eligible loans are also a primary source for our liquidity needs. Primary uses of funds include withdrawal of and interest payments on deposits, originations and purchases of loans, and payment of operating expenses. Core deposits represent significant sources of low-cost funds. At September 30, 2007, core deposits comprised $737 million, or 64% of our deposit portfolio versus 62% at December 31, 2006. Alternative funding sources, such as large balance time deposits or borrowings, are a comparatively higher-costing source of funds. Large balance time deposits (CD’s with a balance of $100,000 or more) comprise $414 million, or 36% of our deposits versus 38% at December 31, 2006. Brokered deposits, which are included in large time deposit balances, totaled $45.1 million at September 30, 2007 and $47.2 million at December 31, 2006. Liquidity risk arises from the inability to meet obligations when they come due or to manage the unplanned decreases or changes in funding sources. Although we believe we can continue to successfully pursue our core deposit funding strategy, significant fluctuations in core deposit balances may adversely affect our financial condition and results of operations.

USE OF PROCEEDS

The net proceeds from the offering of the trust preferred securities are estimated to be $18.5 million, or $21.3 million if the underwriters exercise their over-allotment option in full. Temecula Valley Statutory Trust VI will use the proceeds of the sale of the trust preferred securities to purchase the notes. We intend to use the proceeds from the sale of the notes to downstream capital to Temecula Valley Bank to fund our growth to the extent growth in retained earnings is insufficient and possibly to repurchase our common stock in an amount up to $8 million. The proceeds will also satisfy regulatory requirements for additional capital, if necessary for general corporate purposes. We expect the trust preferred securities to qualify as Tier 1 capital and all of the proceeds to qualify as Tier 1 and Tier 2 capital of Temecula Valley Bancorp under the capital guidelines of the Federal Reserve Board.

REGULATORY CONSIDERATIONS

The Federal Reserve regulates, supervises and examines us as a bank holding company under the Bank Holding Company Act. The bank is also regulated by various other federal and state banking regulators. For a discussion of the material elements of the regulatory framework applicable to bank holding companies, banks and their subsidiaries and specific information relevant to us and the bank, please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and any subsequent reports we file with the Securities and Exchange Commission. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. As a result of this regulatory framework, our earnings are affected by actions of the Federal Reserve, the Federal Deposit Insurance Corporation, which insures the deposits of its banking subsidiaries within certain limits, and the California Department of Financial Institutions, the bank’s principal regulator.

In addition, there are numerous governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business.

ACCOUNTING CONSIDERATIONS AND REGULATORY
CAPITAL TREATMENT

The Trust will not be consolidated on our balance sheet as a result of the accounting changes reflected in FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” as revised in December 2003. Accordingly, for balance sheet purposes we will recognize the aggregate principal amount of the notes we issue to the Trust as a liability and the amount it invests in the Trust’s common securities as an asset. The interest paid on the notes will be recorded as interest expense on our income statement.

On March 1, 2005, the Federal Reserve adopted amendments to its risk-based capital guidelines. Among other things, the amendments confirm the continuing inclusion of outstanding and prospective issuances of trust preferred securities in the Tier 1 capital of bank holding companies, but make the qualitative requirements for trust preferred securities issued on or after April 15, 2005 more restrictive in certain respects and make the quantitative limits applicable to the aggregate amount of trust preferred securities and other restricted core capital elements that may be included in Tier 1 and Tier 2 capital of bank holding companies more restrictive. The trust preferred securities will qualify as Tier 1 and Tier 2 capital for us.

CONSOLIDATED EARNINGS RATIOS

The following table provides our consolidated ratios of earnings to fixed charges:

	Nine Months
	Ended
	September 30,				Year Ended December 31,
	2007		2006		2006		2005		2004		2003		2002

Consolidated ratios of earnings to fixed charges
Excluding interest on deposits	10.0	x	12.4	x	11.5	x	15.6	x	23.1	x	29.2	x	21.8	x
Including interest on deposits	1.5	x	1.9	x	1.8	x	2.6	x	3.8	x	3.7	x	3.3	x

For purposes of computing both the consolidated ratios of earnings to fixed charges:

•	earnings represent income from continuing operations before income taxes, plus fixed charges;

•	fixed charges, excluding interest on deposits, include interest expense (other than on deposits), amortized capitalized expenses related to indebtedness; and

•	fixed charges, including interest on deposits, include all interest expense, amortized capitalized expenses related to indebtedness.

CAPITALIZATION

The following table sets forth the consolidated capitalization of Temecula Valley Bancorp as of September 30, 2007, as adjusted to give effect to the issuance of the trust preferred securities and the notes. You should read the following table together with Temecula Valley Bancorp’s consolidated financial statements and notes thereto incorporated by reference into this prospectus.

	September 30, 2007
	Actual	Adjusted
	(Dollars in thousands)

Long-term Debt:
Senior and subordinated debt	$34,023	$56,847
Notes	—	—

Total long-term debt	$34,023	$56,847

Shareholders’ equity:
Common stock, 40,000,000 shares authorized, 10,137,910 shares outstanding	$36,870	$36,870
Undivided profits	68,074	68,074

Total shareholders’ equity	104,944	104,944

Total long-term debt and shareholders’ equity	$138,967	$161,791

Capital Ratios:
Tier 1 Leverage Ratio	10.60%	10.74%
Tier 1 Risk Based Ratio	9.59%	9.71%
Total Risk Based Ratio	10.57%	12.10%

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DESCRIPTION OF THE TRUST PREFERRED SECURITIES

The following is a brief description of certain terms of the trust preferred securities and of the trust agreement under which they are issued. It does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the trust agreement, which will be filed with the SEC and incorporated by reference into the registration statement to which this prospectus relates and copies of which are available upon request from Temecula Valley Bancorp.

General

The trust preferred securities will be issued pursuant to the trust agreement. The property trustee, Wilmington Trust Company, will act as indenture trustee for the trust preferred securities under the trust agreement for purposes of compliance with the provisions of the Trust Indenture Act. The terms of the trust preferred securities will include those stated in the trust agreement, including any amendments thereto, and those made part of the trust agreement by the Trust Indenture Act and the Delaware Statutory Trust Act. The Trust will own all of Temecula Valley Bancorp’s 9.45% Junior Subordinated Notes due 2038, or “notes.”

In addition to the trust preferred securities, the trust agreement authorizes the administrative trustees of the Trust to issue common securities on behalf of the Trust. We will own directly or indirectly all of the Trust’s common securities. The common securities rank on a parity, and payments upon redemption, liquidation or otherwise will be made on a proportionate basis, with the trust preferred securities except as set forth under this Section, “Ranking of Common Securities.” The trust agreement does not permit the Trust to issue any securities other than the common securities and the trust preferred securities or to incur any indebtedness.

The payment of distributions out of money held by the Trust, and payments upon redemption of the trust preferred securities or liquidation of the Trust, are guaranteed by us to the extent described under “Description of the Guarantee.” The guarantee, when taken together with our obligations under the notes and the indenture and its obligations under the trust agreement, including its obligations to pay costs, expenses, debts and liabilities of the Trust, other than with respect to the common securities and the trust preferred securities, has the effect of providing a full and unconditional guarantee of amounts due on the trust preferred securities. Wilmington Trust Company, as the guarantee trustee, will hold the guarantee for the benefit of the holders of the trust preferred securities. The guarantee does not cover payment of distributions when the Trust does not have sufficient available funds to pay those distributions. In that case, generally, the remedy of a holder of the trust preferred securities is to vote to direct the property trustee to enforce the property trustee’s rights under the notes.

The term “holder” in this prospectus with respect to a registered trust preferred security means the person in whose name such trust preferred security is registered in the security register. The trust preferred securities will be held in book-entry form only, as described under “Book-Entry System,” except in the circumstances described in that section, and will be held in the name of DTC or its nominee.

Distributions

A holder of record of the trust preferred securities will be entitled to receive periodic distributions on the stated liquidation amount of $10 per trust preferred security on the same payment dates and in the same amounts as we pay interest on a principal amount of notes equal to the liquidation amount of such trust preferred security. Distributions will accumulate from January 17, 2008. The Trust will make distribution payments on the trust preferred securities quarterly in arrears on March 30, June 30, September 30 and December 30 of each year, beginning on March 30, 2008.

In the event any distribution date is not a business day, the payment made on the following business day shall be made without adjustment, except that, if such business day falls in the next succeeding calendar year, such payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the distribution date.

On each distribution date, the Trust will pay the applicable distribution to the record date holders of the trust preferred securities for that distribution date, which shall be the business day prior to the distribution date, provided that if the trust preferred securities do not remain in book-entry form, the relevant record date shall be the date 15 days prior to the distribution date, whether or not such date is a business day. Distributions on the trust preferred securities will be cumulative. The trust preferred securities will be effectively subordinated to the same debts and liabilities to which the notes are subordinated, as described under “Description of the Junior Subordinated Notes — Subordination.”

For purposes of this prospectus, “business day” means any day other than a Saturday, Sunday or other day on which banking institutions in San Diego, California or Wilmington, Delaware are authorized or required by law or executive order to remain closed.

Each date on which distributions are payable in accordance with the foregoing is referred to as a “distribution date.” The term “distribution” includes any interest payable on unpaid distributions unless otherwise stated. The period beginning on and including January 17, 2008 and ending on but excluding the first distribution date, March 30, 2008, and each period after that period beginning on and including a distribution date and ending on but excluding the next distribution date is called a “distribution period.” Distributions to which holders of trust preferred securities are entitled but are not paid will accumulate additional distributions at the annual rate.

The funds available to the Trust for distribution to holders of the trust preferred securities will be limited to payments under the notes. If we do not make interest payments on the notes, the property trustee will not have funds available to pay distributions on the trust preferred securities. The Trust will pay distributions through the property trustee, which will hold amounts received from the notes in a payment account for the benefit of the holders of the trust preferred securities and the common securities.

Deferral of Distributions

We have the right, on one or more occasions, to defer payment of interest on the notes for one or more consecutive interest periods not exceeding 20 consecutive quarterly interest payment dates. If it exercises this right, the Trust will also defer paying a corresponding amount of distributions on the trust preferred securities during that period of deferral. No deferral period may extend beyond the final repayment date of the notes or the earlier redemption in full of the notes. The Trust will pay deferred distributions on the trust preferred securities as and when we pay deferred interest on the notes. See “Description of the Junior Subordinated Notes — Option to Defer Interest Payments,” for a description of our right to defer interest on the notes.

Redemption

If we repay or redeem the notes, in whole or in part, the property trustee will use the proceeds of that repayment or redemption to redeem a liquidation amount of trust preferred securities and common securities equal to the principal amount of notes redeemed or repaid. The redemption price for each trust preferred security will be equal to the redemption price paid by us on a like amount of notes. See “Description of the Junior Subordinated Notes — Redemption.”

If less than all trust preferred securities and common securities are redeemed, the amount of each to be redeemed will be allocated pro rata based upon the total amount of trust preferred securities and common securities outstanding, except in the case of a payment default, as set forth under this Section, “Ranking of Common Securities.”

Subject to applicable law, including U.S. federal securities laws, we or our affiliates may at any time and from time to time purchase outstanding trust preferred securities by tender, in the open market or by private agreement.

Under the current risk-based capital adequacy guidelines of the Federal Reserve applicable to bank holding companies, Federal Reserve approval is generally required for the early redemption or repurchase of preferred stock or trust preferred securities included in regulatory capital.

Redemption Procedures

Notice of any redemption will be mailed by the property trustee at least 30 days but not more than 60 days before the redemption date to the registered address of each holder of trust preferred securities to be redeemed.

If (i) the Trust gives a notice of redemption of trust preferred securities and (ii) we have paid to the property trustee, or the paying agent on behalf of the property trustee, a sufficient amount of cash in connection with the related redemption or maturity of the notes, then on the redemption date, the property trustee, or the paying agent on behalf of the property trustee, will irrevocably deposit with DTC funds sufficient to pay the redemption price for the trust preferred securities being redeemed. See “Book-Entry System.” The Trust will also give DTC irrevocable instructions and authority to pay the redemption amount in immediately available funds to the beneficial owners of the global securities representing the trust preferred securities. Distributions to be paid on or before the redemption date for any trust preferred securities called for redemption will be payable to the holders as of the record dates for the related dates of distribution. If the trust preferred securities called for redemption are no longer in book-entry form, the property trustee, to the extent funds are available, will irrevocably deposit with the paying agent for the trust preferred securities funds sufficient to pay the applicable redemption price and will give such paying agent irrevocable instructions and authority to pay the redemption price to the holders thereof upon surrender of their certificates evidencing the trust preferred securities.

If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit:

•	all rights of the holders of such trust preferred securities called for redemption will cease, except the right of the holders of such trust preferred securities to receive the redemption price and any distribution payment in respect of the trust preferred securities on or prior to the redemption date, but without interest on such redemption price; and

•	the trust preferred securities called for redemption will cease to be outstanding.

If any redemption date is not a business day, then the redemption amount will be payable on the next business day (and without any interest or other payment in respect of any such delay) unless the date falls within the next calendar year, in which event, payment would occur on the prior business day.

If payment of the principal amount for any notes called for redemption is improperly withheld or refused and accordingly the redemption amount of the trust preferred securities is not paid, then interest on the notes will continue to accrue at the increased annual rate of 10% from the original redemption date scheduled to the actual date of payment. In this case, the actual payment date will be considered the redemption date for purposes of calculating the redemption amount.

If less than all of the notes are to be redeemed or repaid on any date, the property trustee will select the particular trust preferred securities to be redeemed on a pro rata basis not more than 60 days before the redemption date from the outstanding trust preferred securities not previously called for redemption by any method the property trustee deems fair and appropriate, or if the trust preferred securities are in book-entry only form, in accordance with the procedures of DTC. See “Book-Entry System.”

For all purposes of the trust agreement, unless the context otherwise requires, all provisions relating to the redemption of trust preferred securities shall relate, in the case of any trust preferred securities redeemed or to be redeemed only in part, to the portion of the aggregate liquidation amount of trust preferred securities that has been or is to be redeemed.

Optional Liquidation of Trust and Distribution of Notes to Holders

Under the trust agreement, the Trust shall dissolve upon the first to occur of:

•	certain events of bankruptcy, dissolution or liquidation of us;

•	the written direction from us, as holder of the Trust’s common securities, to the property trustee to dissolve the Trust and distribute a like amount of the notes to the holders of the trust preferred securities and common securities, subject to receipt by us of any required prior approval of the Federal Reserve;

•	redemption of all of the trust preferred securities as described in this Section under “Redemption;” or

•	the entry of an order for the dissolution of the Trust by a court of competent jurisdiction.

Except as set forth in the next sentence, if an early dissolution occurs as described above, the property trustee will liquidate the Trust as expeditiously as possible by distributing, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, to the holders of the trust preferred securities and common securities a like amount of the notes. If the property trustee determines that such distribution is not possible or if the early dissolution occurs as a result of the redemption of trust preferred securities, then the holders will be entitled to receive out of the assets of the Trust available for distribution to holders and after satisfaction of liabilities to creditors of the Trust as provided by applicable law, an amount equal to the aggregate liquidation amount plus accrued and unpaid distributions to the date of payment. If the Trust has insufficient assets available to pay in full such aggregate liquidation distribution, then the amounts payable directly by the Trust on its trust preferred securities and common securities shall be paid on a pro rata basis, except as set forth in this Section under “Ranking of Common Securities.”

After the liquidation date fixed for any distribution of notes to holders of trust preferred securities:

•	the trust preferred securities will no longer be deemed to be outstanding;

•	DTC or its nominee, as the record holder of the trust preferred securities, will receive a registered global certificate or certificates representing the notes to be delivered upon such distribution;

•	any certificates representing the trust preferred securities not held by DTC or its nominee or surrendered to the exchange agent will be deemed to represent notes having a principal amount equal to the stated liquidation amount of such trust preferred securities, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid distributions on such trust preferred securities until such certificates are so surrendered for transfer or reissuance;

•	we will use best efforts to list notes on the Nasdaq Global Market or such other exchange, if the trust preferred securities were then so listed;

•	those holders who do not surrender their trust preferred securities will be deemed to have exchanged them for notes; and

•	all rights of the holders of the trust preferred securities will cease, except the right to receive notes upon such surrender.

Under current United States federal income tax law, and assuming, as expected, the Trust is treated as a grantor trust, a distribution of notes in exchange for the trust preferred securities would not be a taxable event to you. See “Certain United States Federal Income Tax Consequences — Receipt of Notes or Cash upon Liquidation of the Trust” below.

Liquidation Value

Upon liquidation of the Trust, you would be entitled to receive $10 per trust preferred security, plus accumulated and unpaid distributions to the date of payment. That amount would be paid to you in the form of a distribution of notes, subject to specified exceptions.

Ranking of Trust Preferred Securities and Common Securities

Payment of distributions on, and the redemption price of and the liquidation distribution in respect of, trust preferred securities and common securities, as applicable, shall be made pro rata based on the liquidation amount of the trust preferred securities and common securities, except upon the occurrence and continuation of a default, the rights of the holders of the common securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the trust preferred securities.

In the case of any event of default under the trust agreement, we, as holder of the Trust’s common securities, will have no right to act with respect to any such event of default under the trust agreement until the effect of all such events of default with respect to the trust preferred securities have been cured, waived or otherwise eliminated. Until all events of default under the trust agreement with respect to the trust preferred securities have been so cured, waived or otherwise eliminated, the property trustee shall act solely on behalf of the holders of trust preferred securities and not on our behalf, and only the holders of the trust preferred securities will have the right to direct the property trustee to act on their behalf.

If an early dissolution event occurs in respect of the Trust, no liquidation distributions shall be made on the Trust’s common securities if there is an event of default unless full liquidation distributions are made on the trust preferred securities.

Events of Default under Trust Agreement

Any one of the following events constitutes an event of default under the trust agreement, or a “Trust Event of Default,” regardless of the reason for such event of default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:

•	the occurrence of an event of default under the indenture with respect to the notes beneficially owned by the Trust;

•	the default by the Trust in the payment of any distribution on any Trust security of the Trust when such becomes due and payable, and continuation of such default for a period of 30 days;

•	the default by the Trust in the payment of any redemption price of any Trust security of the Trust when such becomes due and payable;

•	the failure to perform or the breach, in any material respect, of any other covenant or warranty of the trustees in the trust agreement for 90 days after the defaulting trustee or trustees have received written notice of the failure to perform or breach in the manner specified in such trust agreement; or

•	the occurrence of certain events of bankruptcy or insolvency with respect to the property trustee or Delaware trustee and our failure to appoint a successor property trustee or Delaware trustee within 90 days.

Within 90 days after any Trust Event of Default actually known to the property trustee occurs, the property trustee will transmit notice of such Trust Event of Default to the holders of the Trust Securities and to the administrative trustees, unless such Trust Event of Default shall have been cured or waived. Temecula Valley Bancorp, as sponsor, and the administrative trustees are required to file annually with the property trustee a certificate as to whether or not it or they are in compliance with all the conditions and covenants applicable to it and to them under the trust agreement.

The existence of a Trust Event of Default under the trust agreement, in and of itself, with respect to the notes does not entitle the holders of the trust preferred securities to accelerate the maturity of such notes.

Certain events of default under the indenture entitle the property trustee, as sole holder of the notes, or holders of at least 25% in principal amount of notes, to declare the notes due and payable under the indenture. For a more complete description of remedies available upon the occurrence of an event of default and acceleration with respect to the notes, see “Description of the Junior Subordinated Notes — Events of Default; Waiver and Notice” and “Relationship Among Trust Preferred Securities, Junior Subordinated Notes and Guarantee.”

Removal of Trustees

Unless an event of default under the indenture has occurred and is continuing, the property trustee and/or the Delaware trustee may be removed at any time by us, the holder of the Trust’s common securities. The property trustee and the Delaware trustee may be removed by the holders of a majority in principal amount of the notes at any time an event of default under the indenture has occurred and is continuing. In no event will the holders of the trust preferred securities have the right to vote to appoint, remove or replace the administrative trustees, which voting rights are vested exclusively in us, as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the trust agreement.

Merger or Consolidation of Trustees

Any person into which the property trustee or the Delaware trustee, if not a natural person, may be merged or converted or with which it may be consolidated, or any person resulting from any merger, conversion or consolidation to which such trustee shall be a party, or any person succeeding to all or substantially all the corporate trust business of such trustee, shall be the successor of such trustee under the trust agreement, provided that such person shall be otherwise qualified and eligible.

Mergers, Consolidations, Amalgamations or Replacements of the Trust

The Trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to us or any other person, except as described below or as otherwise described in the trust agreement. The Trust may, at our request, with the consent of the administrative trustees but without the consent of the holders of the trust preferred securities, the property trustee or the Delaware trustee, merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, a successor trust organized as such under the laws of any state if:

•	such successor entity either:

expressly assumes all of the obligations of the Trust with respect to the trust preferred securities, or substitutes for the trust preferred securities other securities having substantially the same terms as the trust preferred securities, or the “Successor Securities,” so long as the Successor Securities rank the same as the trust preferred securities in priority with respect to distributions and payments upon liquidation, redemption and otherwise;

•	a trustee of such successor entity possessing the same powers and duties as the property trustee is appointed to hold the notes then held by or on behalf of the property trustee;

•	such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not cause the trust preferred securities, including any Successor Securities, to be downgraded by any nationally recognized statistical rating organization if the trust preferred securities or notes are rated;

•	such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of trust preferred securities, including any Successor Securities, in any material respect;

•	the trust preferred securities or their successor securities will be listed on a national exchange or interdealer quotation system;

•	such successor entity has purposes substantially identical to those of the Trust;

•	prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the property trustee has received an opinion from counsel to the Trust experienced in such matters to the effect that:

such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of trust preferred securities, including any Successor Securities, in any material respect, and following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the Trust nor such successor entity will be required to register as an investment company under the Investment Company Act of 1940, or “Investment Company Act;”

•	the Trust has received an opinion of counsel experienced in such matters that such merger, consolidation, amalgamation, conveyance, transfer or lease will not cause the Trust or the successor entity to be classified other than as a grantor trust for U.S. federal income tax purposes; and

•	we own or any permitted successor or assignee owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the guarantee.

Notwithstanding the foregoing, the Trust may not, except with the consent of all holders of trust preferred securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the Trust or the successor entity to be classified as other than a grantor trust for U.S. federal income tax purposes or cause the notes to be treated as other than our indebtedness.

Voting Rights; Amendment of the Trust Agreement

Except as provided herein and under “Description of the Guarantee — Amendments and Assignment” and as otherwise required by law and the trust agreement, the holders of the trust preferred securities will have no voting rights or control over the administration, operation or management of the Trust or the obligations of the parties to the trust agreement, including in respect of notes beneficially owned by the Trust. Under the trust agreement, however, the property trustee will be required to obtain their consent before exercising some of its rights in respect of these securities.

We and the administrative trustees may amend the trust agreement without the consent of the holders of the trust preferred securities, the property trustee or the Delaware trustee, unless in the case of the first two bullets below such amendment will materially and adversely affect the interests of any holder of trust preferred securities or the property trustee or the Delaware trustee or impose any additional duty or obligation on the property trustee or the Delaware trustee, to:

•	cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under such trust agreement, which may not be inconsistent with the other provisions of the trust agreement;

•	modify, eliminate or add to any provisions of the trust agreement to such extent as shall be necessary to ensure that the Trust will neither be taxable as a corporation nor be classified as other than a grantor trust for U.S. federal income tax purposes at all times that any trust preferred securities are outstanding, or to ensure that the notes are treated as indebtedness of Temecula Valley Bancorp for U.S. federal income tax purposes, or to ensure that the Trust will not be required to register as an “investment company” under the Investment Company Act.

We and the administrative trustees may generally amend the trust agreement with the consent of holders representing not less than a majority, based upon liquidation amounts, of the outstanding trust preferred securities affected by the amendments; provided that the trustees of the Trust have received an opinion of counsel to the effect that such amendment or the exercise of any power granted to the trustees of the Trust or the administrative trustees in accordance with such amendment will not affect the Trust’s status as a grantor trust for U.S. federal income tax purposes or affect the Trust’s exemption from status as an “investment company” under the Investment Company Act.

However, without the consent of each affected holder of Trust securities, the trust agreement may not be amended to:

•	change the amount or timing, or otherwise adversely affect the amount, of any distribution required to be made in respect of Trust securities as of a specified date;

•	restrict the right of a holder of Trust securities to institute a suit for the enforcement of any such payment on or after such date;

•	reduce the percentage of aggregate liquidation amount of outstanding trust preferred securities, the consent of whose holders is required for any such amendment, or the consent of whose holders is required for any waiver of compliance with any provision of the trust agreement or of defaults hereunder and their consequences provided for in the trust agreement;

•	impair or adversely affect the rights and interest of the holders in the Trust Property, or permit the creation of any lien on any portion of the Trust Property; or

•	modify the definition of “outstanding” or other specified provisions.

Indenture and Notes.  So long as the property trustee holds any notes, the trustees of the Trust may not, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding trust preferred securities:

•	direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee for the notes, or execute any trust or power conferred on the indenture trustee with respect to such notes;

•	waive any past default that is waivable under the indenture;

•	exercise any right to rescind or annul a declaration that the principal of all the notes is due and payable; or

•	consent to any amendment, modification or termination of the indenture or such notes, where such consent by the holders of the notes shall be required.

If a consent under the indenture would require the consent of each holder of notes affected thereby, no such consent may be given by the property trustee without the prior consent of each holder of the trust preferred securities.

The property trustee will notify each holder of trust preferred securities of any notice of default with respect to the notes. In addition to obtaining the foregoing approvals of the holders of the trust preferred securities, before taking any of the foregoing actions, the administrative trustees of the Trust will obtain an opinion of counsel experienced in such matters to the effect that such action would not cause the Trust to be classified as other than a grantor trust for U.S. federal income tax purposes. The property trustee may not revoke any action previously authorized or approved by a vote of the holders of the trust preferred securities except by subsequent vote of the holders of the trust preferred securities.

General.  Any required approval of holders of trust preferred securities may be given at a meeting of holders of trust preferred securities convened for such purpose or pursuant to written consent. The property trustee will cause a notice of any meeting at which holders of trust preferred securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each record holder of trust preferred securities in the manner set forth in the trust agreement.

No vote or consent of the holders of trust preferred securities will be required for the Trust to redeem and cancel the trust preferred securities in accordance with the trust agreement.

Notwithstanding that holders of the trust preferred securities are entitled to vote or consent under any of the circumstances described above, any of the trust preferred securities that are beneficially owned by us or our affiliates or the trustees or any of their affiliates, shall, for purposes of such vote or consent, be treated as if they were not outstanding.

Payment and Paying Agent

Payments on the trust preferred securities shall be made to DTC, which shall credit the relevant accounts on the applicable distribution dates. If any trust preferred securities are not held by DTC, such payments shall be made by check mailed to the address of the holder as such address shall appear on the register.

The paying agent shall initially be Wilmington Trust Company. The paying agent shall be permitted to resign as paying agent upon 30 days’ written notice to the administrative trustees and to the property trustee. In the event that Wilmington Trust Company shall no longer be the paying agent, the administrative trustees will appoint a successor.

Registrar and Transfer Agent

Wilmington Trust Company will act as registrar and transfer agent, or “Transfer Agent,” for the trust preferred securities.

Registration of transfers of trust preferred securities will be affected without charge by or on behalf of the Trust, but only upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. Neither the Trust nor the Transfer Agent shall be required to register the transfer of or exchange any Trust security during a period beginning at the opening of business 15 days before the day of selection for redemption of Trust securities and ending at the close of business on the day of mailing of notice of redemption or to transfer or exchange any Trust security so selected for redemption in whole or in part, except, in the case of any Trust security to be redeemed in part, any portion thereof not to be redeemed.

Any trust preferred securities can be exchanged for other trust preferred securities so long as such other trust preferred securities are denominated in authorized denominations and have the same aggregate liquidation amount and same terms as the trust preferred securities that were surrendered for exchange. The trust preferred securities may be presented for registration of transfer, duly endorsed or accompanied by a satisfactory written instrument of transfer, at the office or agency maintained by us for that purpose in a place of payment. There will be no service charge for any registration of transfer or exchange of the trust preferred securities, but the Trust may require holders to pay any tax or other governmental charge payable in connection with a transfer or exchange of the trust preferred securities. We may at any time rescind the designation or approve a change in the location of any office or agency, in addition to the security registrar, designated by us where holders can surrender the trust preferred securities for registration of transfer or exchange. However, the Trust will be required to maintain an office or agency in each place of payment for the trust preferred securities.

Information Concerning the Property Trustee

Other than during the occurrence and continuance of a Trust Event of Default, the property trustee undertakes to perform only the duties that are specifically set forth in the trust agreement. After a Trust Event of Default, the property trustee must exercise the same degree of care and skill as a prudent individual would exercise or use in the conduct of his or her own affairs. Subject to this provision, the property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of trust preferred securities unless it is offered indemnity satisfactory to it by such holder against the costs, expenses and liabilities that might be incurred. If no Trust Event of Default has occurred and is continuing and the property trustee is required to decide between alternative courses of action, construe ambiguous provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one upon which holders of trust preferred securities are entitled under the trust agreement to vote, then the property trustee will take any action that we direct. If we do not provide direction, the property trustee may take or refrain from taking any action that it deems advisable and in the interests of the holders of the trust preferred securities and will have no liability except for its own bad faith, negligence or willful misconduct.

We and our affiliates may maintain certain accounts and other banking relationships with the property trustee and its affiliates in the ordinary course of business.

Governing Law

The trust agreement will be governed by and construed in accordance with the laws of Delaware.

Miscellaneous

The administrative trustees are authorized and directed to conduct the affairs of and to operate the Trust in such a way that it will not be required to register as an “investment company” under the Investment Company Act and will not be characterized as other than a grantor trust for U.S. federal income tax purposes. The administrative trustees are authorized and directed to conduct their affairs so that the notes will be treated as our indebtedness for U.S. federal income tax purposes.

In this regard, we and the administrative trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of the Trust or the trust agreement, that we and the administrative trustees determine to be necessary or desirable to achieve such ends, as long as such action does not materially and adversely affect the interests of the holders of the trust preferred securities.

Holders of the trust preferred securities have no preemptive or similar rights. The trust preferred securities are not convertible into or exchangeable for our common stock or preferred stock.

Subject to the Federal Reserve’s risk-based capital guidelines and policies applicable to bank holding companies, we or our affiliates may from time to time purchase any of the trust preferred securities that are then outstanding by tender, in the open market or by private agreement.

DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES

The following is a brief description of certain terms of the notes and the indenture. It does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the notes and the indenture, which are filed with the SEC and incorporated by reference into this prospectus and copies of which are available upon request from Temecula Valley Bancorp.

The notes will be issued pursuant to the Junior Subordinated Indenture, dated as of January 17, 2008, between us and Wilmington Trust Company, as indenture trustee. We refer to the Junior Subordinated Indenture, as amended and supplemented, as the “indenture,” and to Wilmington Trust Company or its successor, as indenture trustee, as the “indenture trustee.” You should read the indenture for provisions that may be important to you.

When we use the term “holder” in this prospectus with respect to a registered note, we mean the person in whose name such note is registered in the security register.

The indenture does not limit the amount of debt that we or our subsidiaries may incur either under the indenture or other indentures to which we are or become a party. The notes are not convertible into or exchangeable for our common stock or authorized preferred stock.

General

The notes will be unsecured and will be deeply subordinated upon our liquidation (whether in bankruptcy or otherwise) to all of our indebtedness for money borrowed, including other subordinated debt that is not by its terms expressly made pari passu with or junior to the notes upon liquidation. The notes will rank pari passu with the existing parity securities.

Interest Rate and Interest Payment Dates

The notes will bear interest at the annual rate of 9.45%, payable quarterly in arrears on March 30, June 30, September 30 and December 30 of each year, beginning on March 30, 2008. We refer to these dates as “interest payment dates,” and to the period beginning on and including January 17, 2008 and ending on but excluding the first interest payment date, and each successive period beginning on and including an interest payment date and ending on but excluding the next interest payment date, as an “interest period.” The amount of interest payable will be computed with respect to any interest period ending on or prior to March 30, 2038 on the basis of a 360-day year consisting of twelve 30-day months and with respect to any interest period after such date on the basis of a 360-day year and the actual number of days elapsed.

In the event that any interest payment date is not a business day, the interest payment made on the following business day shall be made without the accrual of additional interest, provided that if any payment postponed due to the payments required to be made on the next business day, and the postponement results in a payment in the following calendar year, the payment shall be made on the immediately prior business day in each case with the same force and effect as if made on the distribution date.

Accrued interest that is not paid on the applicable interest payment date (after giving effect to the adjustment for non-business days described above) will bear additional interest, to the extent permitted by law, at 10% per annum, from the relevant interest payment date. The terms “interest” and “deferred interest” refer not only to regularly scheduled interest payments but also to interest on interest payments not paid on the applicable interest payment date.

We may elect to make payment of any defaulted interest at any time upon notice.

Maturity

The notes will mature on March 30, 2038, if not redeemed earlier as described in “Description of the Junior Subordinated Notes — Redemption.”

Option to Defer Interest Payments

We may on one or more occasions defer payment of interest on the notes for one or more consecutive interest periods up to 20 consecutive interest payment dates. We may not defer interest beyond the final repayment date or the earlier redemption in full of the notes. We have no present intention of exercising its right to defer payments of interest on the notes.

Deferred interest on the notes will bear interest at the increased rate of 10% per annum, subject to applicable law. As used in this prospectus, a “deferral period” refers to the period beginning on an interest payment date with respect to which we elect to defer interest and ending on the earlier of (i) the fifth anniversary of that interest payment date and (ii) the next interest payment date on which we have paid the deferred amount, all deferred amounts with respect to any subsequent period and all other accrued interest on the notes.

If we have paid all deferred interest on the notes, we can again defer interest payments on the notes as described above.

If the property trustee, on behalf of the Trust, is the sole holder of the notes, we will give the property trustee and the relevant Delaware trustee written notice of its election to commence or extend a deferral period no less than fifteen business days before the next succeeding date on which the distributions on the trust preferred securities are payable.

The property trustee will give notice of our election of a deferral period to the holders of the trust preferred securities.

If we defer payments of interest on the notes, the notes will be treated as being issued with original issue discount for United States federal income tax purposes. This means that you must include interest income with respect to the deferred distributions on your trust preferred securities in gross income for United States federal income tax purposes, prior to receiving any cash distributions. See “Certain United States Federal Income Tax Consequences — Interest Income and Original Issue Discount.”

Dividend and Other Payment Stoppages during Interest Deferral and under Certain Other Circumstances

We will agree that, so long as any notes remain outstanding, if we have given notice of its election to defer interest payments on the notes but the related deferral period has not yet commenced or if a deferral period is continuing, or an event of default has occurred, then we will not, and will not permit any of our subsidiaries to:

•	declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any shares of our capital stock;

•	make any payment of principal of, or interest or premium, if any, on, or repay, purchase or redeem any of our debt securities that rank pari passu with the notes (including the notes, “parity securities”) or junior to the notes; or

•	make any payments under any guarantee that ranks junior to our guarantee related to the notes.

The restrictions listed above do not apply to:

•	any purchase, redemption or other acquisition of shares of our capital stock in connection with:

•	any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants;

•	a dividend reinvestment or shareholder purchase plan;

•	transactions effected by or for the account of our customers or any of our affiliates or in connection with the distribution, trading or market-making in respect of the trust preferred securities; or

•	the issuance of our capital stock, or securities convertible into or exercisable for such capital stock, as consideration in an acquisition transaction entered into prior to the applicable deferral period or default;

•	any exchange or conversion of any class or series of our capital stock, or the capital stock of one of our subsidiaries, for any other class or series of its capital stock, or of any class or series of our indebtedness for any class or series of our capital stock;

•	any purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the securities being converted or exchanged;

•	any declaration of a dividend in connection with any shareholder rights plan, or the issuance of rights, stock or other property under any shareholder rights plan, or the redemption or repurchase of rights pursuant thereto;

•	any dividend in the form of stock, warrants, options or other rights where the dividend stock or stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock; or

•	any payment of principal on parity securities necessary to avoid a breach of the instrument governing such parity securities.

Our outstanding junior subordinated debt securities contain comparable provisions that will restrict the payment of principal of, and interest on, and the repurchase or redemption of, any of the notes as well as any guarantee payments on the guarantee of the notes if circumstances comparable to the foregoing occur with respect to those securities.

Redemption

The notes are:

•	redeemable, in whole or in part, at any time on or after March 30, 2013 at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest through the date of redemption; and

•	redeemable, in whole but not in part, after the occurrence of a “tax event,” a “capital treatment event” or an “investment company event,” as described below.

Except as set forth above, the notes are not redeemable prior to March 30, 2013.

Moreover, under the current risk-based capital adequacy guidelines of the Federal Reserve, Federal Reserve approval is generally required for the early redemption of preferred stock or trust preferred securities included in regulatory capital. Accordingly, Federal Reserve approval would generally be required for the redemption of the notes.

The redemption price of the notes will be equal to 100% of the principal amount of the notes being redeemed plus accrued interest.

A “capital treatment event” means our receipt of an opinion of counsel experienced in such matters that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws (or any rules or regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws, rules or regulations, which amendment or change is effective or which pronouncement, action or decision is announced on or after the date of issuance of the trust preferred securities, there is more than an insubstantial risk that we will not be entitled to treat the portion of the liquidation amount of the trust preferred securities anticipated to be “Tier 1 capital” (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to us.

An “investment company event” means the receipt by us of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the trust preferred securities, there is more than an insubstantial risk that the Trust is or will be considered an “investment company” that is required to be registered under the Investment Company Act.

A “tax event” means the receipt by us of an opinion of counsel experienced in such matters to the effect that, as a result of any:

•	amendment to or change (including any announced prospective change) in the laws or regulations of the United States or any political subdivision or taxing authority of or in the United States that is enacted or becomes effective after the initial issuance of the trust preferred securities; or

•	official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of the trust preferred securities; and

there is more than an insubstantial increase in risk that:

•	the Trust is or will be subject to United States federal income tax with respect to income received or accrued on the notes;

•	interest payable by us on the notes is not, or will not be, deductible by us, in whole or in part, for United States federal income tax purposes; or

•	the Trust is or will be subject to more than a de minimis amount of other taxes, duties or other governmental charges.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

In the event of any redemption, neither we nor the indenture trustee will be required to:

•	issue, register the transfer of, or exchange, notes during a period beginning at the opening of business 15 days before the day of selection for redemption of notes and ending at the close of business on the day of mailing of notice of redemption; or

•	transfer or exchange any notes so selected for redemption, except, in the case of any notes being redeemed in part, any portion thereof not to be redeemed.

Subordination

Our obligations to pay interest on, and principal of, the notes are subordinate and junior in right of payment and upon liquidation to all its senior debt as defined below, whether now outstanding or subsequently incurred.

For purposes of the notes, “senior debt” is defined as the principal, premium, if any, unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement and indemnification obligations, and all other amounts payable under or in respect of the types of debt generally described below:

(1)	debt for money we have borrowed;

(2) debt evidenced by a bond, note, debt security or similar instrument (including purchase money obligations) whether or not given in connection with the acquisition of any business, property or assets, whether by purchase, merger, consolidation or otherwise, but not any account payable or other obligation created or assumed in the ordinary course of business in connection with the obtaining of materials or services;

(3) debt which is a direct or indirect obligation which arises as a result of banker’s acceptances or bank letters of credit issued to secure our obligations;

(4) any debt of others described in the preceding clauses (1) through (3) which we have guaranteed or for which we are otherwise liable;

(5) debt secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on our property;

(6) our obligation as lessee under any lease of property which is reflected on our balance sheet as a capitalized lease;

(7) any deferral, amendment, renewal, extension, supplement or refunding of any liability of the kind described in any of the preceding clauses (1) through (6); and

(8) our obligations to make payments under the terms of financial instruments.

For purposes of the notes, senior debt will exclude the following:

(A) the guarantee of the trust preferred securities;

(B) any indebtedness or guarantee that is by its terms subordinated to, or ranks equally with, the notes and the issuance of which, in the case of this clause (B) only, (x) has received the concurrence or approval of the staff of the Federal Reserve Bank of San Francisco or the staff of the Federal Reserve or (y) does not at the time of issuance prevent the notes from qualifying for Tier 1 capital treatment (irrespective of any limits on the amount of our Tier 1 capital) under the applicable capital adequacy guidelines, regulations, policies or published interpretations of the Federal Reserve; and

(C) trade accounts payable and other accrued liabilities arising in the ordinary course of business.

No change in the subordination of the notes in a manner adverse to holders will be effective against any holder without its consent.

All liabilities of our subsidiaries, including trade accounts payable and accrued liabilities arising in the ordinary course of business, are effectively senior to the notes to the extent of the assets of such subsidiaries. At September 30, 2007, we did not have any indebtedness for money borrowed (excluding all of the liabilities of our subsidiaries) that would rank senior to the notes upon liquidation and our subsidiaries’ direct borrowings and deposit liabilities that would effectively rank senior to the notes upon liquidation totaled approximately $1.2 billion. The notes will rank pari passu with the existing parity securities.

In addition, we will not incur any additional indebtedness for borrowed money that ranks pari passu with or junior to the notes except in compliance with applicable Federal Reserve regulations and guidelines.

If certain events in bankruptcy, insolvency or reorganization occur, we will first pay all senior and subordinated debt, including any interest accrued after the events occur, in full before we make any payment or distribution, whether in cash, securities or other property, on account of the principal of or interest on the notes. In such an event, we will pay or deliver directly to the holders of senior and subordinated debt and of other indebtedness described in the previous sentence, any payment or distribution otherwise payable or deliverable to holders of the notes. We will make the payments to the holders of senior and subordinated debt according to priorities existing among those holders until we have paid all senior and subordinated debt, including accrued interest, in full. Notwithstanding the subordination provisions discussed in this paragraph, we may make payments or distributions on the notes so long as:

•	the payments or distributions consist of securities issued by us or another company in connection with a plan of reorganization or readjustment; and

•	payment on those securities is subordinate to outstanding senior and subordinated debt and any securities issued with respect to senior and subordinated debt under such plan of reorganization or readjustment at least to the same extent provided in the subordination provisions of the notes.

If such events in bankruptcy, insolvency or reorganization occur, after we have paid in full all amounts owed on senior and subordinated debt, the holders of notes together with the holders of any of our other obligations ranking equal with the notes will be entitled to receive from our remaining assets any principal or interest due at that time on the notes and such other obligations before we make any payment or other distribution on account of any of our capital stock or obligations ranking junior to the notes.

If we violate the indenture by making a payment or distribution to holders of the notes before we have paid all the senior and subordinated debt in full, then such holders of the notes will have to pay or transfer the payments or distributions to the trustee in bankruptcy, receiver, liquidating trustee or other person distributing our assets for payment of the senior and subordinated debt. Notwithstanding the subordination provisions discussed in this paragraph, holders of notes will not be required to pay, or transfer payments or distributions to, holders of senior and subordinated debt so long as:

•	the payments or distributions consist of securities issued by us or another company in connection with a plan of reorganization or readjustment; and

•	payment on those securities is subordinate to outstanding senior and subordinated debt and any securities issued with respect to senior and subordinated debt under such plan of reorganization or readjustment at least to the same extent provided in the subordination provisions of the notes.

Because of the subordination, if we become insolvent, holders of senior and subordinated debt may receive more, ratably, and holders of the notes having a claim pursuant to those securities may receive less, ratably, than our other creditors, including trade creditors. This type of subordination will not prevent an event of default from occurring under the indenture in connection with the notes.

We may modify or amend the indenture as provided under “Modification of Indenture.” However, the modification or amendment may not, without the consent of the holders of all senior and subordinated debt outstanding, modify any of the provisions of the indenture relating to the subordination of the notes in a manner that would adversely affect the holders of senior and subordinated debt.

The indenture places no limitation on the amount of senior and subordinated debt that we may incur. We expect from time to time to incur additional indebtedness and other obligations constituting senior and subordinated debt.

Payment; Exchange; Transfer

If the Trust is dissolved and the notes are distributed to the holders of the trust preferred securities, we may appoint a paying agent from whom holders of notes can receive payment of the principal of and interest on the notes. The paying agent may elect to pay any interest on the notes by mailing a check to the person listed as the owner of the notes in the security register. It will pay interest on the notes:

•	on an interest payment date to the person in whose name that note is registered at the close of business on the record date relating to that interest payment date; and

•	on the date of maturity or earlier redemption or repayment to the person who surrenders such notes at the office of the appointed paying agent.

Any money that we pay to a paying agent for the purpose of making payments on the notes and that remains unclaimed two years after the payments were due will, at our request, be returned to us and after that time any holder of such notes can only look to us for the payments on such notes.

Any notes can be exchanged for other notes so long as such other notes are denominated in authorized denominations and have the same aggregate principal amount and same terms as the notes that were surrendered for exchange. The notes may be presented for registration of transfer, duly endorsed or accompanied by a satisfactory written instrument of transfer, at the office or agency maintained by us for that purpose in a place of payment. There will be no service charge for any registration of transfer or exchange of the notes, but we may require holders to pay any tax or other governmental charge payable in connection with a transfer or exchange of the notes. We may at any time rescind the designation or approve a change in the location of any office or agency, in addition to the security registrar, designated by us where holders can surrender the notes for registration of transfer or exchange. However, we will be required to maintain an office or agency in each place of payment for the notes.

Denominations

The notes will be issued only in registered form, without coupons, in denominations of $10 each or multiples of $10.

Limitation on Mergers and Sales of Assets

The indenture provides that we may not consolidate with or merge into another corporation or transfer our properties and assets substantially as an entirety to another person unless:

•	the entity formed by the consolidation or into which we merge, or to which we transfer our properties and assets, (1) is a corporation, partnership or trust organized and existing under the laws of the United States, any state of the United States or the District of Columbia and (2) expressly assumes by supplemental indenture the payment of any principal, premium or interest on the notes, and the performance of our other covenants under the indenture; and

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing under the indenture; and

•	certain other conditions as prescribed in the indenture are met.

If we consolidate or merge with or into any other entity or sell or lease all or substantially all of our assets according to the terms and conditions of the indenture, the resulting or acquiring entity will be substituted for us in such indenture with the same effect as if it had been an original party to the indenture. As a result, such successor entity may exercise our rights and powers under the indenture, in our name and, except in the case of a lease of all or substantially all of our properties and assets, we will be released from all of its liabilities and obligations under the indenture and under the notes.

Events of Default; Waiver and Notice

The following events are “events of default” with respect to the notes:

a. default in the payment of interest on any note for 30 days;

b. default in the payment or principal or premium on any note at maturity;

c. default in the payment of interest on any note following non-payment of any interest for 20 consecutive quarterly interest payment periods;

d. our default under the indenture after notice to cure has been provided;

e. our bankruptcy or insolvency;

f. we institute or consent to bankruptcy or insolvency proceedings;

g. receivership of one of our major subsidiary depository institutions within the meaning of the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies. As of the date of this prospectus, Temecula Valley Bank is the only major subsidiary depository institution; or

h. liquidation of the Trust without a distribution of the notes to the holders of trust preferred securities, without redemption of all trust preferred securities or in the case of certain permitted merger-like transactions.

The indenture for the notes provides that the indenture trustee must give holders notice of all defaults or events of default within 90 days after it becomes actually known to a responsible officer of the indenture trustee. However, except in the cases of a default or an event of default in payment on the notes, the indenture trustee will be protected in withholding the notice if its responsible officers determine that withholding of the notice is in the interest of such holders.

If an event of default under the indenture occurs and continues, the indenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the entire principal and all accrued but unpaid interest on all notes to be due and payable immediately. If the indenture trustee or the holders of notes do not make such declaration and the notes are beneficially owned by the Trust or a trustee of the Trust, the property trustee or the holders of at least 25% in aggregate liquidation amount of the trust preferred securities shall have such right. The property trustee may annul the declaration and waive the default, provided all defaults have been cured and all payment obligations have been made current. Should the property trustee fail to annul the declaration and waive the default, the holders of a majority in aggregate liquidation amount of the trust preferred securities will have the right to do so.

If such a declaration occurs, the holders of not less than a majority of the aggregate principal amount of the outstanding notes can, subject to certain conditions (including, if the notes are held by the Trust or a trustee of the Trust, the consent of the holders of not less than a majority in aggregate liquidation amount of the trust preferred securities), rescind the declaration. If the holders of the notes do not rescind such declaration and the notes are beneficially owned by the Trust or property trustee of the Trust, the holders of at least a majority in aggregate liquidation amount of the trust preferred securities shall have such right.

The holders of a majority in aggregate principal amount of the outstanding notes may waive any past default, except:

•	a default in payment of principal or interest (including any additional interest) (unless the default has been cured and a sum sufficient to pay all matured installments of interest (including any additional interest) and principal due otherwise than by acceleration has been deposited with the trustee); or

•	a default under any provision of the indenture that itself cannot be modified or amended without the consent of the holder of each outstanding note.

If the notes are beneficially owned by the Trust or a trustee of the Trust, any such waiver shall require the consent of the holders of at least a majority in aggregate liquidation amount of the trust preferred securities.

The holders of a majority in principal amount of the notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee.

We are required to file an officers’ certificate with the indenture trustee each year that states, to the knowledge of the certifying officer, whether or not any defaults exist under the terms of the indenture.

Actions Not Restricted by Indenture

The indenture does not contain restrictions on our ability to:

•	incur, assume or become liable for any type of debt or other obligations;

•	create liens on our property for any purpose; or

•	pay dividends or make distributions on our capital stock or repurchase or redeem our capital stock, except as set forth in this Section under “Dividend and Other Payment Stoppages during Interest Deferral and under Certain Other Circumstances.”

The indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the indenture does not contain any provisions that would require us to repurchase or redeem or modify the terms of any of the notes upon a change of control or other event involving us that may adversely affect the creditworthiness of the notes.

No Protection in the Event of a Highly Leveraged Transaction

The indenture does not protect holders from a sudden and dramatic decline in credit quality resulting from takeovers, recapitalizations, or similar restructurings or other highly leveraged transactions.

Distribution of Corresponding Assets

If the notes are owned by the Trust, under circumstances involving the dissolution of the Trust, the notes may be distributed to the holders of the Trust securities in liquidation of the Trust after satisfaction of the Trust’s liabilities to its creditors, provided that any required regulatory approval is obtained. See “Description of the trust preferred securities — Optional Liquidation of Trust and Distribution of Notes to Holders.”

If the notes are distributed to the holders of trust preferred securities, we anticipate that the depositary arrangements for the notes will be substantially identical to those in effect for the trust preferred securities. See “Book-Entry System.”

Modification of Indenture

Under the indenture, certain of our rights and obligations and certain of the rights of holders of the notes may be modified or amended with the consent of the holders of at least a majority of the aggregate principal amount of the outstanding notes. However, the following modifications and amendments will not be effective against any holder without its consent:

•	a change in the stated maturity of any payment of principal or interest (including any additional interest);

•	a change of the date of payment of any interest;

•	a reduction in any principal amount, interest or premium upon redemption on the notes;

•	change the place of payment where, or the coin or currency or currency unit in which, any principal, premium or interest, on the notes is payable;

•	a limitation of a holder’s right to sue us for the enforcement of payments due on the notes;

•	a reduction in the percentage of outstanding notes required to consent to a modification or amendment of the indenture or required to consent to a waiver of compliance with certain provisions of the indenture or certain defaults under the indenture; or

•	a modification of any of the foregoing requirements contained in the indenture.

Under the indenture, the holders of at least a majority of the aggregate principal amount of the outstanding notes may, on behalf of all holders of the notes, waive compliance by us with any covenant or condition contained in the indenture.

If the consent of the holder of each outstanding note is required for such modification or waiver, no such modification or waiver shall be effective without the prior consent of each holder of the trust preferred securities.

Temecula Valley Bancorp and the indenture trustee may execute, without the consent of any holder of notes, any supplemental indenture for the purposes of:

•	evidencing the succession of another corporation to Temecula Valley Bancorp, and the assumption by such successor of its covenants contained in the indenture and the notes;

•	adding covenants, restrictions or obligations that are not materially adverse to the holders of the notes;

•	making any changes to ensure the notes are treated as debt for tax purposes; or

•	curing any ambiguity, correcting or supplementing any provision in the indenture that may be defective or inconsistent with any other provision therein or making any other provisions with respect to matters or questions arising under the indenture that shall not be inconsistent with any provision therein, provided that such other provisions shall not adversely affect the interests of the holders of the notes in any material respect.

Trust Expenses

We have agreed to pay, and reimburse the Trust for, the full amounts of any costs, expenses or liabilities of the Trust, other than obligations of the Trust to pay to the holders of any trust preferred securities the amounts due such holders pursuant to the terms of the trust preferred securities. This payment obligation will include any costs, expenses or liabilities of the Trust that are required by applicable law to be satisfied in connection with a termination of the Trust.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of Delaware.

The Indenture Trustee

The indenture trustee will have all of the duties and responsibilities specified under the Trust Indenture Act. Other than its duties in a case of default, the indenture trustee is under no obligation to exercise any of the powers under the indenture at the request, order or direction of any holders of notes unless offered reasonable indemnification. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if it reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

DESCRIPTION OF THE GUARANTEE

The following is a brief description of the terms of the guarantee. It does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the guarantee, which has been filed with the SEC and incorporated by reference into the registration statement to which this prospectus relates and copies of which are available upon request from Temecula Valley Bancorp.

General

The following payments on the trust preferred securities, also referred to as the “guarantee payments,” if not fully paid by the Trust, will be paid by us under a guarantee, or “guarantee,” that we will execute and deliver for the benefit of the holders of trust preferred securities. Pursuant to the guarantee, we will irrevocably and unconditionally agree to pay in full the guarantee payments, without duplication:

•	any accumulated and unpaid distributions required to be paid on the trust preferred securities, to the extent the Trust has funds available to make the payment;

•	the redemption price for any trust preferred securities called for redemption by the Trust, to the extent the Trust has funds available to make the payment; and

•	upon a voluntary or involuntary dissolution, winding-up or liquidation of the Trust, other than in connection with a distribution of a like amount of corresponding assets to the holders of the trust preferred securities, the lesser of:

the aggregate of the liquidation amount and all accumulated and unpaid distributions on the trust preferred securities to the date of payment, to the extent the Trust has funds available to make the payment; and

the amount of assets of the Trust remaining available for distribution to holders of the trust preferred securities upon liquidation of the Trust.

Our obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by us to the holders of the trust preferred securities or by causing the Trust to pay the amounts to the holders.

If we do not make a required payment on the notes, the Trust will not have sufficient funds to make the related payments on the trust preferred securities. The guarantee does not cover payments on the trust preferred securities when the Trust does not have sufficient funds to make these payments. If we do not pay any amounts on the notes when due, holders of the trust preferred securities will have to rely on the enforcement by the property trustee of its rights as registered holder of the notes or proceed directly against us for payment of any amounts due on the notes. Because Temecula Valley Bancorp is a holding company, its rights to participate in the assets of any of its subsidiaries upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors except to the extent that Temecula Valley Bancorp may itself be a creditor with recognized claims against the subsidiary. The guarantee does not limit the incurrence or issuance by us of other secured or unsecured indebtedness.

The guarantee will be qualified as an indenture under the Trust Indenture Act. Wilmington Trust Company will act as “guarantee trustee” for the guarantee for purposes of compliance with the provisions of the Trust Indenture Act. The guarantee trustee will hold the guarantee for the benefit of the holders of the trust preferred securities.

Effect of the Guarantee

The guarantee, when taken together with our obligations under the indenture and the Trust’s obligations under the trust agreement, including our obligations to pay costs, expenses, debts and liabilities of the Trust, other than with respect to the Trust securities, has the effect of providing a full and unconditional guarantee on a subordinated basis of payments due on the trust preferred securities. See “Relationship among trust preferred securities, Junior Subordinated Notes and Guarantee.”

Status of the Guarantee

The guarantee will be unsecured and will rank:

•	subordinate and junior in right of payment to all of our senior and subordinated debt in the same manner as the notes as set forth in the indenture; and

•	equally with all other guarantees for payments on trust preferred securities that we issue in the future to the extent the related subordinated notes by their terms rank pari passu with the notes, subordinated notes that we issue in the future to the extent that by their terms rank pari passu with the notes and any of our other present or future obligations that by their terms rank pari passu with such guarantee.

The guarantee will constitute a guarantee of payment and not of collection, which means that the guaranteed party may sue the guarantor to enforce its rights under the guarantee without suing any other person or entity. The guarantee will be held for the benefit of the holders of the trust preferred securities. The guarantee will be discharged only by payment of the guarantee payments in full to the extent not paid by the Trust.

Amendments and Assignment

The guarantee may be amended only with the prior approval of the holders of not less than a majority in aggregate liquidation amount of the outstanding trust preferred securities. The approval of such holders will not be required, however, for any changes that do not adversely affect the rights of holders of the trust preferred securities in any material respect. All guarantees and agreements contained in the guarantee will bind our successors, assignees, receivers, trustees and representatives and will be for the benefit of the holders of the trust preferred securities then outstanding.

Termination of the Guarantee

The guarantee will terminate:

•	upon full payment of the redemption price of all trust preferred securities;

•	upon the distribution of the notes in exchange for all of the trust preferred securities; or

•	upon full payment of the amounts payable in accordance with the trust agreement upon liquidation of the Trust.

The guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of trust preferred securities must restore payment of any sums paid under the trust preferred securities or the guarantee.

Events of Default

An event of default under the guarantee will occur if we fail to perform any payment obligation or if we fail to perform any other obligation under the guarantee and such default remains unremedied for 30 days after notice.

The holders of a majority in liquidation amount of the trust preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee, to direct the exercise of any trust or power conferred upon the guarantee trustee under the guarantee or to waive an event of default. Any holder of trust preferred securities may institute a legal proceeding directly against us to enforce the guarantee trustee’s rights and our obligations under the guarantee, without first instituting a legal proceeding against the Trust, the guarantee trustee or any other person or entity.

As guarantor, we are required to file annually with the guarantee trustee a certificate as to whether or not we are in compliance with all applicable conditions and covenants under the guarantee.

Information Concerning the Guarantee Trustee

Prior to the occurrence of an event of default relating to the guarantee, the guarantee trustee is required to perform only the duties that are specifically set forth in the guarantee. Following the occurrence of an event of default, the guarantee trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Provided that the foregoing requirements have been met, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of trust preferred securities, unless offered indemnity satisfactory to it against the costs, expenses and liabilities that might be incurred thereby.

We and our affiliates may maintain certain accounts and other banking relationships with the guarantee trustee and its affiliates in the ordinary course of business.

Governing Law

The guarantee will be governed by and construed in accordance with the laws of the State of California.

RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, JUNIOR
SUBORDINATED NOTES AND GUARANTEE

As set forth in the trust agreement, the exclusive purposes of the Trust are:

•	issuing the trust preferred securities and common securities representing undivided beneficial interests in the Trust;

•	investing the gross proceeds of the trust preferred securities and the common securities in the notes; and

•	engaging in only those activities convenient, necessary or incidental thereto.

As long as payments of interest and other payments are made when due on the notes, those payments will be sufficient to cover the distributions and payments due on the Trust securities. This is due to the following factors:

•	the Trust will hold an aggregate principal amount of notes equal to the sum of the aggregate liquidation amount of the trust preferred securities and the Trust’s common securities;

•	the interest rate on the notes will match the distribution rate on the trust preferred securities and the Trust’s common securities;

•	the interest and other payment dates on the notes will match the distribution dates for the trust preferred securities and the Trust’s common securities;

•	under the trust agreement, we will pay, and the Trust will not be obligated to pay, directly or indirectly, all costs, expenses, debts and obligations of the Trust, other than those relating to such Trust securities; and

•	the trust agreement further provides that the trustees may not cause or permit the Trust to engage in any activity that is not consistent with the purposes of the Trust.

To the extent that funds are available, we guarantee payments of distributions and other payments due on the Trust securities to the extent described in this prospectus. If we do not make interest payments on the notes, the Trust will not have sufficient funds to pay distributions on the Trust securities. The guarantee is a subordinated guarantee in relation to the Trust securities. The guarantee does not apply to any payment of distributions unless and until the Trust has sufficient funds for the payment of such distributions. See “Description of the Guarantee.”

We have the right to set off any payment that it is otherwise required to make under the indenture with any payment that we have previously made or is concurrently on the date of such payment making under the guarantee.

The guarantee covers the payment of distributions and other payments on the Trust securities only if and to the extent that we have made a payment of interest or principal or other payments on the notes. The guarantee, when taken together with our obligations under the notes and the indenture and our obligations under the trust agreement, will provide a full and unconditional guarantee of distributions, redemption payments and liquidation payments on the Trust securities.

If we fail to make interest or other payments on the notes when due, taking into account any applicable deferral period, the trust agreement allows the holders of the trust preferred securities to direct the property trustee to enforce its rights under the notes. If the property trustee fails to enforce these rights, any holder of trust preferred securities may directly sue us to enforce such rights without first suing the property trustee or any other person or entity.

A holder of trust preferred securities may institute a direct action if we fail to make interest or other payments on the notes when due, taking into account any applicable deferral period. A direct action may be brought without first:

•	directing the property trustee to enforce the terms of the notes; or

•	suing us to enforce the property trustee’s rights under the notes.

We acknowledge that the guarantee trustee will enforce the guarantee on behalf of the holders of the trust preferred securities. If we fail to make payments under the guarantee, the holders of the trust preferred securities may direct the guarantee trustee to enforce its rights under such guarantee. If the guarantee trustee fails to enforce the guarantee, any holder of trust preferred securities may directly sue us to enforce the guarantee trustee’s rights under the guarantee. The holder need not first sue the Trust, the guarantee trustee, or any other person or entity. A holder of trust preferred securities may also directly sue us to enforce the holder’s right to receive payment under the guarantee. The holder need not first direct the guarantee trustee to enforce the terms of the guarantee or sue the Trust or any other person or entity.

Temecula Valley Bancorp and the Trust believe that the above mechanisms and obligations, taken together, are equivalent to a full and unconditional guarantee on a subordinated basis by us of payments due on the trust preferred securities.

Limited Purpose of Trust

The Trust securities evidence beneficial interests in the Trust. A principal difference between the rights of a holder of a Trust security and a holder of notes is that a holder of notes would be entitled to receive from the issuer the principal amount of and interest accrued on such notes, while a holder of Trust securities is entitled to receive distributions from the Trust, or from us under the guarantee, if and to the extent the Trust has funds available for the payment of such distributions.

Rights upon Dissolution

Upon any voluntary or involuntary dissolution of the Trust, holders of trust preferred securities will receive the distributions described under “Description of the trust preferred securities — Optional Liquidation of Trust and Distribution of notes to Holders.” Upon our voluntary or involuntary liquidation or bankruptcy, the holders of the notes would be our subordinated creditors, subordinated in right of payment to all indebtedness senior to the notes as set forth in the indenture, but entitled to receive payment in full of principal and interest before any of our shareholders receive distributions. Since we are the guarantor under the guarantee and have agreed under the indenture to pay for all costs, expenses and liabilities of the Trust, other than the Trust’s obligations to the holders of the Trust securities, the positions of a holder of trust preferred securities relative to other creditors and to Temecula Valley Bancorp’s shareholders in the event of liquidation or bankruptcy are expected to be substantially the same as if that holder held the corresponding assets of the Trust directly.

BOOK-ENTRY SYSTEM

The Depository Trust Company, which we refer to along with its successors in this capacity as “DTC,” will act as securities depositary for the trust preferred securities. The trust preferred securities will be issued only as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One or more fully registered global security certificates, representing the total aggregate number of trust preferred securities, will be issued and will be deposited with DTC and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below. At any time when the notes may be held by persons other than the property trustee, one or more fully registered global security certificates, representing the total aggregate principal amount of notes, will be issued and will be deposited with DTC and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in trust preferred securities or notes, so long as the corresponding securities are represented by global security certificates.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, which, in turn, is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation, as well as by Nasdaq, the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, referred to as “indirect participants,” such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a direct or indirect custodial relationship with a direct participant. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of securities under the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each beneficial owner of securities will be recorded on the direct or indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Under a book-entry format, holders may experience some delay in their receipt of payments, as such payments will be forwarded by the depositary to Cede & Co., as nominee for DTC. DTC will forward the payments to its participants, who will then forward them to indirect participants or holders. Beneficial owners of securities other than DTC or its nominees will not be recognized by the relevant registrar, transfer agent, paying agent or trustee as registered holders of the securities entitled to the benefits of the trust agreement and the guarantee or the indenture. Beneficial owners that are not participants will be permitted to exercise their rights only indirectly through and according to the procedures of participants and, if applicable, indirect participants.

To facilitate subsequent transfers, all securities deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC’s records reflect only the identity of the direct participants to whose accounts the securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of redemption notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. If less than all of the securities of any class are being redeemed, DTC will determine the amount of the interest of each direct participant to be redeemed in accordance with its then current procedures.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to any securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts securities are credited on the record date (identified in a listing attached to the omnibus proxy).

DTC may discontinue providing its services as securities depositary with respect to the trust preferred securities at any time by giving reasonable notice to the issuer or its agent. Under these circumstances, in the event that a successor securities depositary is not obtained, certificates for the trust preferred securities are required to be printed and delivered. We may decide to discontinue the use of the system of book-entry-only transfers through DTC (or a successor securities depositary). In that event, certificates for the trust preferred securities will be printed and delivered to DTC.

As long as DTC or its nominee is the registered owner of the global security certificates, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all securities represented by these certificates for all purposes under the instruments governing the rights and obligations of holders of such securities. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates:

•	will not be entitled to have such global security certificates or the securities represented by these certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of securities certificates in exchange for beneficial interests in global security certificates; and

•	will not be considered to be owners or holders of the global security certificates or any securities represented by these certificates for any purpose under the instruments governing the rights and obligations of holders of such securities.

All redemption proceeds, distributions and dividend payments on the securities represented by the global security certificates and all transfers and deliveries of such securities will be made to DTC or its nominee, as the case may be, as the registered holder of the securities. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the issuer or its agent, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of that participant and not of DTC, the depositary, the issuer or any of their agents, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the issuer or its agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with DTC or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Payments, transfers, deliveries, exchanges, redemptions and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by DTC from time to time. None of Temecula Valley Bancorp, the Trust, the trustees of the Trust or any agent for Temecula Valley Bancorp or any of them, will have any responsibility or liability for any aspect of DTC’s or any direct or indirect participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of DTC’s records or any direct or indirect participant’s records relating to these beneficial ownership interests.

Although DTC has agreed to the foregoing procedures in order to facilitate transfer of interests in the global security certificates among participants, DTC is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither we nor the Trust will have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

Because DTC can act only on behalf of direct participants, who in turn act only on behalf of direct or indirect participants, and certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of securities to pledge them to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for the securities.

DTC has advised us that it will take any action permitted to be taken by a registered holder of any securities under the trust agreement, the guarantee or the indenture, only at the direction of one or more participants to whose accounts with DTC the relevant securities are credited.

The information in this section concerning DTC and its book-entry system has been obtained from sources that Temecula Valley Bancorp and the trustees of the Trust believe to be accurate, but we assume no responsibility for the accuracy thereof.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

In this section, we summarize certain of the material United States federal income tax consequences of purchasing, holding and selling the trust preferred securities. Except where we state otherwise, this summary deals only with trust preferred securities held as capital assets (as defined in the Internal Revenue Code of 1986, as amended (the “Code”)) by a U.S. Holder (as defined below) who purchases the trust preferred securities at their original issuance.

We do not address all of the tax consequences that may be relevant to a U.S. Holder. We also do not address, except as stated below, any of the tax consequences to holders that are Non-U.S. Holders (as defined below) or to holders that may be subject to special tax treatment including banks, thrift institutions, real estate investment trusts, personal holding companies, insurance companies, and brokers, traders and dealers in securities or currencies. Further, we do not address:

•	the United States federal income tax consequences to stockholders in, or partners or beneficiaries of, an entity that is a holder of the trust preferred securities;

•	the United States federal income tax consequences to a tax-exempt organization that is a holder of the trust preferred securities;

•	the United States federal estate and gift or alternative minimum tax consequences of the purchase, ownership or sale of the trust preferred securities;

•	persons who hold the trust preferred securities in a “straddle” or as part of a “hedging,” “conversion” or “constructive sale” transaction or whose “functional currency” is not the United States dollar; or

•	any state, local or foreign tax consequences of the purchase, ownership and sale of trust preferred securities.

A “U.S. Holder” is a trust preferred securities holder who or which is:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate if its income is subject to United States federal income taxation regardless of its source; or

•	a trust if (1) a United States court can exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (2) the trust has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership holds the trust preferred securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the trust preferred securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the trust preferred securities.

The notes are a novel financial instrument, and there is no clear authority addressing their federal income tax treatment. We have not sought any rulings concerning the treatment of the notes, and the opinion of our special tax counsel is not binding on the IRS. Investors should consult their tax advisors in determining the specific tax consequences and risks to them of purchasing, holding and disposing of the trust preferred securities, including the application to their particular situation of the United States federal income tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

A “Non-U.S. Holder” is a trust preferred securities holder other than a U.S. Holder or a partnership.

This summary is based on the Code, Treasury regulations (proposed and final) issued thereunder, and administrative and judicial interpretations thereof, all as they currently exist as of the date of this prospectus and all of which are subject to change (possibly with retroactive effect).

Classifications of the Notes

In connection with the issuance of the notes, Manatt, Phelps & Phillips, LLP, tax counsel to us and the Trust, will render a legal opinion to the effect that under current law and assuming full compliance with the terms of the indenture, and other relevant documents, and based on certain facts and assumptions described in the opinion, the notes that will be held by the Trust will be classified, for United States federal income tax purposes, as our indebtedness (although the matter is not free from doubt). The remainder of this discussion assumes that the notes will not be recharacterized as other than our indebtedness.

Classification of the Trust

In connection with the issuance of the trust preferred securities, Manatt, Phelps & Phillips, LLP will render a legal opinion to the effect that, under current law and assuming full compliance with the terms of the indenture and other relevant documents, and based on certain facts and assumptions described in the opinion, the Trust will be classified for United States federal income tax purposes as a grantor trust and will not be subject to tax as a partnership or as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, you will generally be treated as the owner of an undivided interest in the assets of the trust, including the notes. You will be required to include in ordinary income for United States federal income tax purposes your allocable share of interest (or original issue discount, if any) paid or accrued on the notes.

Interest Income and Original Issue Discount

Under the Treasury regulations relating to original issue discount, or “OID”, a debt instrument will be deemed to be issued with OID if there is more than a “remote” contingency that periodic stated interest payments due on the instrument will not be timely paid. Because the exercise of our option to defer payments of stated interest on the notes would prevent us from (i) declaring dividends, or engaging in certain other capital transactions, with respect to our capital stock, or (ii) making any payment of principal, interest or premium, if any, on, or to repay, repurchase or redeem any debt securities issued by us that rank equal with or junior to the notes, we believe the likelihood that we would exercise our option is “remote” within the meaning of the Treasury regulations. For more information see “Description of the Junior Subordinated Notes — Dividend and Other Payment Stoppages during Interest Deferral and under Certain Other Circumstances” above. As a result, we intend to take the position that the notes will not be deemed to be issued with OID. Based on this position, stated interest payments on the notes will be includible in your ordinary income at the time that such payments are received or accrued in accordance with your regular method of accounting. Because the Internal Revenue Service has not yet addressed the application of these Treasury regulations to the provisions applicable to the notes in any published rulings or other interpretations, it is possible that the Internal Revenue Service could take a position contrary to the position we have taken. In that event, the Internal Revenue Service may, for example, require you to include interest on the notes in your taxable income as it accrues rather than when you receive payment even though you use the cash method of accounting for United States federal income tax purposes.

Exercise of Deferral Options

Under Treasury regulations, if we were to exercise our option to defer the payment of interest on the notes, the notes would be treated as redeemed and reissued for OID purposes, and the sum of the remaining interest payments on the notes would be treated as OID. You would be required to accrue and include this OID in taxable income on an economic accrual basis (regardless of your method of accounting for United States federal income tax purposes) over the remaining term of the notes (including any period of interest deferral), without regard to the timing of payments under the notes. The amount of interest income includible in your taxable income would be determined based on the assumptions as of the date of the reissuance over the remaining term of the notes and the actual receipt of future payments of stated interest on the notes would no longer be separately reported as taxable income. The amount of OID that would accrue, in the aggregate, during the deferred interest payment period would be approximately equal to the amount of the cash payment due at the end of such period. Any OID included in income would increase your adjusted tax basis in your trust preferred securities, and your actual receipt of cash interest payments would reduce your basis in the trust preferred securities.

Corporate U.S. Holders

Corporate U.S. Holders of the trust preferred securities will not be entitled to a dividends-received deduction for any income from the trust preferred securities.

Sales of Trust Preferred Securities

If you sell your trust preferred securities, you will recognize gain or loss in an amount equal to the difference between your adjusted tax basis in the trust preferred securities and the amount realized from the sale (generally, your selling price less any amount received in respect of accrued but unpaid interest not previously included in your income). Your adjusted tax basis in the trust preferred securities generally will equal (i) the initial purchase price that you paid for the trust preferred securities plus (ii) any accrued and unpaid distributions that you were required to treat as OID, less any cash distributions received in respect of accrued OID. Gain or loss on the sale of trust preferred securities generally will be capital gain or loss.

The trust preferred securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest (or OID if the notes are treated as having been issued or reissued with OID) relating to the underlying notes. If you dispose of your trust preferred securities, you will be required to include in ordinary income for United States federal income tax purposes any portion of the amount realized that is attributable to accrued but unpaid interest (including OID, if any) through the date of sale. This income inclusion will increase your adjusted tax basis in the trust preferred securities but may not be reflected in the sale price. To the extent the sale price is less than your adjusted tax basis, you will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

Receipt of Notes or Cash upon Liquidation of the Trust

If the trust is dissolved and we distribute the notes on a pro rata basis to you, you will not be subject to tax. Rather, you would have an adjusted tax basis in the notes received in the liquidation equal to the adjusted tax basis in your trust preferred securities surrendered for the notes. Your holding period for the notes would include the period during which you had held the trust preferred securities. If, however, the Trust is classified, for United States federal income tax purposes, as an association that is subject to tax as a corporation at the time of the liquidation, the distribution of the notes would constitute a taxable event to you and you would acquire a new holding period in the notes received.

If the notes are redeemed for cash and the proceeds of the redemption are distributed to you in redemption of your trust preferred securities, the redemption would be treated in the same manner as a sale of the trust preferred securities, in which gain or loss would be recognized, as described above under “Sales of Trust Preferred Securities.”

Information Reporting and Back-Up Withholding

Generally, income on the trust preferred securities will be reported to you on an Internal Revenue Service Form 1099, which should be mailed to you by January 31 following each calendar year. If you fail to supply your correct taxpayer identification number, under-report your tax liability or otherwise fail to comply with applicable United States information reporting or certification requirements, the Internal Revenue Service may require the property trustee or its agent to withhold federal income tax at the rate set by Section 3406 of the Code (currently 28%) from each interest payment. You will be permitted to credit any withheld tax against your federal income tax liability.

Non-U.S. Holders

Because, in the opinion of our tax counsel, the notes will be classified as indebtedness of Temecula Valley Bancorp, under current United States federal income tax law, no withholding of United States federal income tax will apply to a payment on a trust preferred security to a Non-U.S. Holder under the “Portfolio Interest Exemption,” provided that:

•	the Non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation that is related directly or constructively to us through stock ownership; and

•	the Non-U.S. Holder satisfies the statement requirement by providing to the withholding agent, in accordance with specified procedures, a statement to the effect that holder is not a United States person (generally through the provision of a properly executed Form W-8BEN or, if the trust preferred securities are held by a securities clearing organization, certain financial institutions that are not qualified intermediaries, foreign partnerships, foreign simple trusts or foreign grantor trusts, a Form W-8IMY along with copies of Form W-8BEN from the Non-U.S. Holders).

If a Non-U.S. Holder cannot satisfy the requirements of the Portfolio Interest Exemption described above, payments on the trust preferred securities (including payments in respect of OID, if any, on the trust preferred securities) made to a Non-U.S. Holder should be subject to a 30 percent United States federal withholding tax, unless that holder provides the withholding agent with a properly executed statement (i) claiming an exemption from or reduction of withholding under an applicable United States income tax treaty; or (ii) stating that the payment on the trust preferred security is not subject to withholding tax because it is effectively connected with that holder’s conduct of a trade or business in the United States.

If a Non-U.S. Holder is engaged in a trade or business in the United States (or, if certain tax treaties apply, if the Non-U.S. Holder maintains a permanent establishment within the United States) and the interest on the trust preferred securities is effectively connected with the conduct of that trade or business (or, if certain tax treaties apply, attributable to that permanent establishment), that Non-U.S. Holder will be subject to United States federal income tax on the interest on a net income basis in the same manner as if that Non-U.S. Holder were a U.S. Holder. To qualify for this exemption from withholding, the Non-U.S. Holder must provide us with a W-8ECI. In addition, a Non-U.S. Holder that is a foreign corporation that is engaged in a trade or business in the United States may be subject to a 30 percent (or, if certain tax treaties apply, those lower rates as provided) branch profits tax.

If, contrary to the opinion of our tax counsel, notes held by the Trust were recharacterized as equity of Temecula Valley Bancorp, payments on the notes would generally be subject to U.S. withholding tax imposed at a rate of 30 percent or such lower rate as might be provided for by an applicable income tax treaty unless the payments are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, in which case the preceding paragraph would apply to such payments.

A Non-U.S. Holder will generally not be subject to United States federal withholding or income tax on any gain realized upon the sale or other disposition of the trust preferred securities. If, however, a Non-U.S. Holder holds the trust preferred securities in connection with a trade or business conducted in the United States or, in the case of an individual, is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met, it may be subject to income tax on all income and gains recognized.

In general, backup withholding and information reporting will not apply to a distribution on a trust preferred security to a Non-U.S. Holder, or to proceeds from the disposition of a trust preferred security by a Non-U.S. Holder, in each case, if the holder certifies under penalties of perjury that it is a Non-U.S. Holder and neither we nor our paying agent has actual knowledge to the contrary or you otherwise establish an exemption. Any amounts withheld under the backup withholding rules will be allowed as a credit against the Non-U.S. Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS. In general, if a trust preferred security is not held through a qualified intermediary, the amount of payments made on that trust preferred security, the name and address of the beneficial owner and the amount, if any, of tax withheld may be reported to the IRS.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE TRUST PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan to which Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”) applies, or other arrangement that is subject to Title I of ERISA (a “plan”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the trust preferred securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and other arrangements to which Section 4975 of the Code applies (also “plans”), from engaging in specified transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to such plan. We and the underwriters may be considered a party in interest or disqualified person with respect to a plan to the extent we, the underwriters or any of their respective affiliates are engaged in providing services to such plans. A violation of those “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption. In addition, the fiduciary of a plan that engaged in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Employee benefit plans that are governmental plans, as defined in Section 3(32) of ERISA, certain church plans, as defined in Section 3(33) of ERISA, and foreign plans, as described in Section 4(b)(4) of ERISA, are not subject to the requirements of ERISA, or Section 4975 of the Code, but these plans may be subject to other laws that contain fiduciary and prohibited transaction provisions similar to those under Title I of ERISA and Section 4975 of the Code (“Similar Laws”).

Under a regulation (the “plan assets regulation”) issued by the U.S. Department of Labor and modified by Section 3(42) of ERISA, the assets of the trust would be deemed to be “plan assets” of a plan for purposes of ERISA and Section 4975 of the Code if a plan makes an “equity” investment in the trust and no exception were applicable under the plan assets regulation. An “equity interest” is defined under the plan assets regulation as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features and specifically includes a beneficial interest in the trust.

Under an exception in the plan assets regulation, the assets of the trust would not be deemed to be “plan assets” of investing plans if the trust preferred securities are “publicly offered securities” for purposes of the plan assets regulation. “Publicly offered securities” are securities which are widely held (i.e., owned by more than 100 investors independent of the issuer and of each other), freely transferable, and either (i) part of a class of securities registered under Section 12(b) or 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or (ii) sold as part of an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, and then timely registered under the Exchange Act. Although no assurance can be given, it is expected that the trust preferred securities will be offered in a manner consistent with the requirements of the publicly-offered securities exception, and therefore that the assets of the trust will not constitute “plan assets” of an investing plan.

All of the common securities will be purchased and held by us. Even if the assets of the trust are not deemed to be “plan assets” of plans investing in the trust, specified transactions involving the trust could be deemed to constitute direct or indirect prohibited transactions under ERISA and Section 4975 of the Code regarding an investing plan. For example, if we were a party in interest with respect to an investing plan, either directly or by reason of the activities of one or more of its affiliates, sale of the trust preferred securities by the trust to the plan could be prohibited by Section 406(a)(1) of ERISA and Section 4975(c)(1) of the Code, unless exemptive relief were available.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for any direct or indirect prohibited transactions resulting from the purchase or holding of the trust preferred securities. Those class exemptions are:

•	PTCE 96-23, for specified transactions determined by in-house asset managers;

•	PTCE 95-60, for specified transactions involving insurance company general accounts;

•	PTCE 91-38, for specified transactions involving bank collective investment funds;

•	PTCE 90-1, for specified transactions involving insurance company separate accounts; and

•	PTCE 84-14, for specified transactions determined by independent qualified professional asset managers.

In addition, Section 408(b)(17) of ERISA provides an exemption for transactions between a plan and a person who is a party in interest (other than a fiduciary who has or exercises any discretionary authority or control with respect to investment of the plan assets involved in the transaction or renders investment advice with respect thereto) solely by reason of providing services to the plan (or by reason of a relationship to such a service provider), if in connection with the transaction the plan receives no less, nor pays no more, than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA).

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the trust preferred securities on behalf of or with “plan assets” of any plan or governmental, church or foreign plan consult with their counsel regarding the potential consequences of the investment and the availability of exemptive relief.

Each purchaser and holder of the trust preferred securities or any interest in the trust preferred securities will be deemed to have represented by its purchase or holding that either (i) it is not a plan or a governmental, church or foreign plan subject to Similar Laws, or a plan asset entity and it is not purchasing or holding such securities on behalf of or with “plan assets” or any such plan or governmental, church or foreign plan or (ii) its purchase and holding of trust preferred securities will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Laws.

Purchasers of trust preferred securities have the exclusive responsibility for ensuring that their purchase and holding of the trust preferred securities complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA or the Code (or in the case of a governmental, church or foreign plan, any Similar Law).

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UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement among us, Temecula Valley Statutory Trust VI and the underwriters, the underwriters have severally agreed to purchase from Temecula Valley Statutory Trust VI an aggregate of 1,925,000 trust preferred securities in the amounts listed below opposite their respective names.

Number of
Trust Preferred
Underwriters	Securities

Howe Barnes Hoefer & Arnett, Inc.	1,155,000
Wunderlich Securities, Inc.	770,000

Total	1,925,000

Under the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase and we have agreed to sell the numbers of trust preferred securities set forth above. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the trust preferred securities, and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

Temecula Valley Statutory Trust VI has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 288,750 additional trust preferred securities. If the underwriters purchase any of the additional trust preferred securities under this option, each underwriter will be committed to purchase the additional shares in approximately the same proportion as allocated to them in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the trust preferred securities being offered.

The table below shows the price and proceeds on a per security and aggregate basis. The proceeds to be received by Temecula Valley Statutory Trust VI, as shown in the table below, do not reflect various expenses of the offering including registration and listing fees, trustees’ fees, accounting fees and related expenses, fees and expenses of our legal counsel, and printing expenses, which are estimated to be $365,131 and payable by us. Of these expenses, $50,000 will be reimbursement to our underwriters for legal fees and expenses.

			Total with
	Per Preferred		Exercise of Over-
	Security	Total	Allotment Option

Public offering price	$10.00
Proceeds, before expenses, to Temecula Valley Statutory Trust VI	$10.00	$19,250,000	$22,137,500
Underwriting commission	$0.375	$721,875	$830,156
Proceeds, before expenses, to us	$9.625	$18,528,125	$21,307,344

The offering of the trust preferred securities is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the trust preferred securities. After the trust preferred securities are released for sale to the public, the underwriters may, from time to time, change the offering price and other selling terms.

We and Temecula Valley Statutory Trust VI have agreed to indemnify the underwriters against several liabilities, including liabilities under the Securities Act of 1933.

We expect that the trust preferred securities will be listed on the Nasdaq Global Market. Even if so listed, neither we nor the underwriters can assure you as to the liquidity of the trust preferred securities or that an active and liquid market will develop or, if developed, that the market will continue. The offering price and distribution rate have been determined by negotiations between the underwriters and us, and the offering price of the trust preferred securities may not be indicative of the market price following the offering. The representatives of the underwriters will have no obligation to make a market in the trust preferred securities, however, and they may cease market-making activities, if commenced, at any time.

In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the preferred securities during and after the offering, such as the following:

•	the underwriters may over-allot or otherwise create a short position in the trust preferred securities for their own account by selling more trust preferred securities than have been sold to them;

•	the underwriters may elect to cover any short position by purchasing trust preferred securities in the open market or by exercising the over-allotment option;

•	the underwriters may stabilize or maintain the price of the trust preferred securities by bidding; and

•	the underwriters may engage in passive market making transactions.

The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the trust preferred securities to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on January 14, 2008 or otherwise and, if commenced, may be discontinued at any time.

Because the Financial Industry Regulatory Authority may view the trust preferred securities as interests in a direct participation program, the offer and sale of the trust preferred securities is being made in compliance with the provisions of Rule 2810 under the NASD Conduct Rules.

Howe Barnes Hoefer & Arnett, Inc. is providing, and may provide to us in the future, fee-based services unrelated to this offering.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with respect to the trust preferred securities offered under this prospectus with the SEC in accordance with the Securities Act, and the rules and regulations enacted under its authority. This prospectus, which is part of the registration statement, does not contain all the information included in the registration statement. Because some information is omitted, you should refer to the registration statement and its exhibits. For example, the descriptions in the prospectus regarding the contents of any agreement or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. For copies of actual agreements or documents referred to in this prospectus, you should refer to the exhibits attached to the registration statement. You may review a copy of the registration statement, including the attached exhibits, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

You may obtain any of the documents incorporated by reference in this prospectus through our website, http://www.temvalbank.com. In addition, you may request a copy of these filings and copies of the documents referenced herein, at no cost, by writing or telephoning us at the following address:

Temecula Valley Bancorp Inc., 27710 Jefferson Avenue, Suite A100, Temecula, California 92590 (951) 694-9940

Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus is not part of this prospectus.

VALIDITY OF SECURITIES

The validity of the trust preferred securities will be passed upon by Richards, Layton & Finger, counsel for Temecula Valley Statutory Trust VI. The validity of the notes and the guarantee will be passed upon for us by McAndrews, Allen & Matson, APC and for the underwriters by Luce, Forward, Hamilton & Scripps LLP. Certain United States federal income taxation matters will be passed upon for us and the underwriters by Manatt, Phelps & Phillips, LLP.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from our Annual Report on Form 10-K for the years ended December 31, 2006 and 2005, have been audited by Crowe Chizek and Company LLP, an independent registered public accounting firm, as stated in its reports. Such reports are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Vavrinek, Trine, Day & Co., LLP, an independent registered public accounting firm, as stated in its report. Such report is incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are “incorporating by reference” into this prospectus certain information we filed with the SEC, which means that we are disclosing important information to you by referring you to other documents that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the termination of the offering covered by this prospectus:

☐	our Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 14, 2007;

☐	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 filed with the SEC on May 10, 2007, August 8, 2007 and November 9, 2007, respectively; and

☐	our Current Reports on Form 8-K dated January 9, 2007, February 21, 2007, February 21, 2007 (Form 8-K/A), June 27, 2007, July 25, 2007, July 25, 2007, September 26, 2007 and November 19, 2007 filed with the SEC on January 12, 2007, February 27, 2007, March 6, 2007 (Form 8-K/A), June 28, 2007, July 27, 2007, July 27, 2007, September 28, 2007 and November 20, 2007.

Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus is deemed to be modified or superseded to the extent that a statement contained in this prospectus, or in any other document we subsequently file with the SEC, modifies and supersedes that statement. If any statement is modified or superseded, it does not constitute a part of this prospectus, except as modified or superseded.

Notwithstanding the above, information that is “furnished to” the SEC shall not be deemed “filed with” the SEC and shall not be deemed incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

INDEMNIFICATION OF DIRECTORS, OFFICERS AND CONTROLLING PERSONS

The California Corporations Code and our articles of incorporation and bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities.

Article IV of our articles of incorporation provides that the liability of directors of our holding company for monetary damages shall be eliminated to the fullest extent permissible under California law. Article V of our bank’s articles of incorporation provides that our bank is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) to the fullest extent permissible under California law, and that any amendment, repeal or modification of the provisions of that article shall not adversely affect any right or protection of an agent of our bank existing at the time of such amendment, repeal or modification.

Article V of our bylaws provides that our directors, officers, employees and agents are entitled to indemnification unless the standard of conduct under California law allowing for indemnification is not met. The indemnification provisions of the articles of incorporation and bylaws of our bank are substantially similar to ours.

Although there are indemnification obligations in connection with trust preferred instruments for officers and directors involved in those processes, the employee stock ownership plan relative to administrators and trustees, the employment agreement of Stephen H. Wacknitz, the employment agreements of Tom Ivory, James Andrews and Steve Janda in connection with their respective, immediate prior employers and possible litigation in connection therewith, generally the indemnification obligations are no broader than those provided in the bylaws of our holding company and our bank.

Under California law, a corporation may indemnify any agent of the corporation who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) as a result of acting as an agent for the corporation against amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful.

We maintain one or more policies of insurance covering directors’ and officers’ liability in an insured amount of not less than $5 million. The insurance policies cover, among other things, claims asserted under federal and state securities laws and such other matters as are customary and appropriate for publicly traded companies operating in registrant’s industry.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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1,925,000 Trust Preferred Securities

TEMECULA VALLEY STATUTORY TRUST VI

9.45% Trust Preferred Securities

Liquidation Amount $10 Per
Preferred Security

Fully, irrevocably and unconditionally
guaranteed, on a subordinated basis, as
described in this prospectus, by

TEMECULA VALLEY BANCORP INC.

PROSPECTUS

Howe Barnes Hoefer & Arnett

Wunderlich Securities, Inc.

January 14, 2008

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 16.	Exhibits

Exhibit
Number	Description

1.1	Underwriting Agreement
4.1	Form of Indenture*
4.2	Form of Fixed Rate Junior Subordinated Note*
4.3	Certificate of Trust*
4.4	Declaration of Trust*
4.5	Form of Amended and Restated Trust Agreement*
4.6	Form of Preferred Securities Certificate (included as Exhibit C to Exhibit 4.5)*
4.7	Form of Guarantee Agreement*
5.1	Opinion of McAndrews, Allen & Matson
5.2	Opinion of Richards, Layton & Finger, P.A.
8.1	Opinion of Manatt, Phelps & Phillips, as to certain tax matters*
12.1	Calculation of ratios of earnings to fixed charges*
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm
23.3	Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2)
23.4	Consent of McAndrews, Allen & Matson (included in Exhibit 5.1)
23.5	Consent of Manatt, Phelps & Phillips, LLP
25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as trustee under the Indenture*
25.2	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as trustee under the Trust Agreement*
25.3	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as trustee under the Guarantee Agreement*

*	Filed as an exhibit to our Registration Statement on Form S-3 (333-147877) that was filed with the SEC on December 7, 2007, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Temecula, State of California, on January 11, 2008.

TEMECULA VALLEY BANCORP INC.

By:	/s/ Stephen H. Wacknitz
Stephen H. Wacknitz
President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below, hereby makes, constitutes and appoints Stephen H. Wacknitz his true and lawful attorney, with full power to sign for such person and in such person’s name and capacity indicated below, with full power of substitution, any and all amendments, including post-effective amendments, to this registration statement, and to perform any acts necessary to file such amendments, with exhibits thereto and other documents in connection therewith, and each of the undersigned does hereby ratify and confirm his signature as it may be signed by his said attorney and agent to any and all such documents and all that said attorney and agent, or his substitute, shall do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Stephen H. Wacknitz Stephen H. Wacknitz	President, Chief Executive Officer (principal executive officer) and Chairman of the Board	January 11, 2008

/s/ Donald A. Pitcher Donald A. Pitcher	Executive Vice President, Chief Financial Officer (principal financial and accounting officer)	January 11, 2008

/s/ Steven W. Aichle Steven W. Aichle	Director	January 11, 2008

/s/ Robert P. Beck Robert P. Beck	Director	January 11, 2008

/s/ Neil M. Cleveland Neil M. Cleveland	Director	January 11, 2008

/s/ George Cossolias George Cossolias	Director	January 11, 2008

/s/ Luther J. Mohr Luther J. Mohr	Director	January 11, 2008

/s/ Richard W. Wright Richard W. Wright	Director	January 11, 2008

INDEX TO EXHIBITS ATTACHED TO THIS FORM S-3

1.1	Underwriting Agreement
5.1	Opinion of McAndrews, Allen & Matson
5.2	Opinion of Richards, Layton & Finger, P.A.
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm
23.3	Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2)
23.4	Consent of McAndrews, Allen & Matson (included in Exhibit 5.1)
23.5	Consent of Manatt, Phelps & Phillips, LLP